As filed with the Securities and Exchange Commission on February 1, 2002
                                              Registration No. 333-__________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------
                          FINANCIAL INSTITUTIONS, INC.
             (Exact name of registrant as specified in its charter)
        New York                          6022                   16-0816610
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               220 Liberty Street
                             Warsaw, New York 14569
                                  585-786-1100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 John R. Koelmel
             Senior Vice President and Chief Administrative Officer
                               220 Liberty Street
                             Warsaw, New York 14569
             Telephone No.: 585-786-1100/Facsimile No.: 585-786-1108
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  -------------
                                   Copies To:
                                Nixon Peabody LLP
                               1300 Clinton Square
                            Rochester, New York 14604
                         Attention: Bruce J. Baker, Esq.
                              Jay S. Mumford, Esq.
              Telephone No. 585-263-1000/Facsimile No. 585-263-1600
                                  -------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger referred to herein have been satisfied or waived.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. /_/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/


---------------------------------------------------------------------------------------------------------------------

                                               CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
                                                        Proposed            Proposed Maximum
    Title of Each Class of         Amount to be         Maximum            Aggregate Offering          Amount of
  Securities to be Registered     Registered         Offering Price              Price             Registration Fee
                                                      Per Security
-------------------------------- ----------------- ------------------- --------------------------- ------------------
Common Stock, par value $.01      75,000 shares        $24.50   (1)         $1,838,500 (1)            $174.56
per share
-------------------------------- ----------------- ------------------- --------------------------- ------------------

(1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low sale prices of the Common Stock reported on the NASDAQ National Market on January 29, 2002.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED

      [Preliminary Prospectus subject to completion dated February __, 2002]

                                     [Logo]



                                   PROSPECTUS


                              [___________ shares]

                          FINANCIAL INSTITUTIONS, INC.

                                  Common Stock
                              --------------------


                  This prospectus covers ________shares of Financial Institutions, Inc. common stock that we are offering to you as a shareholder of the Bank of Avoca in exchange for your shares of common stock of Bank of Avoca.

                  Financial Institutions is not soliciting your proxy. You are invited to a special meeting of shareholders of the Bank of Avoca on __________ 2002 at ___ local time at _________. At this meeting you will be asked to vote on the merger of the Bank of Avoca with and into a wholly owned subsidiary of Financial Institutions, Inc. If the merger is approved, you will receive __ shares of common stock of Financial Institutions, Inc. common stock for each share of Bank of Avoca common stock.

                  Financial Institutions, Inc. common stock is traded on the Nasdaq National Market under the symbol "FISI." The closing sale price of Financial Institutions, Inc. common stock on February __, 2002 was $_________ per share.

                              --------------------

         THE OFFERING OF FINANCIAL INSTITUTIONS, INC. COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                              --------------------

         NEITHER THE SECURITIES EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THE MERGER OR THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

             THE DATE OF THIS PROSPECTUS IS _________________, 2002

                                TABLE OF CONTENTS

                                                                         Page

THE COMPANIES...............................................................1
The Merger..................................................................3
RISK FACTORS................................................................5
SELECTED CONSOLIDATED FINANCIAL DATA........................................8
DESCRIPTION OF THE MERGER..................................................10
Description of Capital Stock...............................................14
Legal Matters..............................................................16
Experts....................................................................16
Where You Can Find More Information........................................16
MERGER AGREEMENT..........................................................A-1
DISSENTERS RIGHTS.........................................................A-2

         This prospectus incorporates important business and financial information about Financial Institutions Inc. from documents that are not included in or delivered with this prospectus. Financial Institutions, Inc. is also referred to in this prospectus as Financial Institutions, FII or the Company. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Financial Institutions, Inc. at the following address and telephone number:

                           Financial Institutions, Inc
                               220 Liberty Street
                             Warsaw, New York 14569
                             Telephone 585-786-1100

         To obtain timely delivery of such information requested, the request must be made by ______ 2002, which is five business days prior to the meeting of shareholders of the Bank of Avoca on _____ 2002. See also "Where you can find more information" beginning on page 16.

                             -----------------------

                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this Prospectus, any prospectus supplement or any document that we have referred you to. We have not authorized anyone to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information included in this Prospectus is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANIES

         This summary highlights information contained in other parts of this prospectus. It does not contain all of the information that you should consider before the transaction is complete. You should read the entire prospectus carefully.

FINANCIAL INSTITUTIONS, INC.
220 LIBERTY STREET
WARSAW, NEW YORK 14569
585-786-1100.

         We are a financial holding company headquartered in Warsaw, New York, which is located 45 miles southwest of Rochester and 45 miles southeast of Buffalo. We operate as what is referred to in the financial industry as a super-community financial holding company--a holding company that owns multiple community banks and other financial services companies that are separately managed. We own five commercial banks that provide consumer, commercial and agricultural banking services in Western and Central New York State: Wyoming County Bank, The National Bank of Geneva, Bath National Bank, The Pavilion State Bank and First Tier Bank & Trust. We were formed in 1931 to facilitate the management of three of these banks that had been primarily owned by the Humphrey family during the late 1800s and early 1900s. In recent years, we have grown through a combination of internal growth, the opening of new branch offices and acquisitions. We also now provide varied financial services to our customers and clients, including brokerage, trust, insurance and benefits consulting services.

         As a super-community financial holding company, our strategy has been to manage our businesses on a decentralized basis. We feel that this strategy provides us with the flexibility to efficiently serve our markets and respond to local customer needs. While we generally operate on a decentralized basis, we have consolidated selected operations and support functions in order to achieve economies of scale, greater efficiency and operational consistency. We believe that by expanding our use of the technology that we have already implemented, and by further centralizing back-office and other common operations, we can accommodate substantial additional growth without incurring proportionately greater operational costs.

         Our banks provide a wide range of consumer and commercial banking services and products to individuals, municipalities and small and medium size businesses, including agribusiness. While our banks function as community banks, we strive to provide our customers with a broad range of competitive services generally provided only by larger, regional banks.

BANK OF AVOCA
18 NORTH MAIN STREET
AVOCA, NEW YORK 14809
607-566-2203

         Established in 1901, the Bank of Avoca is a commercial bank chartered by the laws of the state of New York, located in Avoca, New York, which is in northern Steuben County, approximately 70 miles south of Rochester, New York. The Bank of Avoca is a small retail oriented institution that operates two full service branch locations and a remote drive through facility. Avoca stock is not publicly traded, and the bank is not part of a bank holding company or affiliated with any other financial institution. Karl V. Anderson, Jr. is the Bank of Avoca's President and Chief Executive Officer.

         At its main office location in Avoca, as well as at its branch located in Cohocton, New York, Avoca offers various loan and deposit products including home mortgage loans, home equity loans, business and farm loans, Small Business Administration loans, personal and credit card loans and other consumer loan products. In addition, Avoca's deposits include checking, savings and money market accounts along with certificates of deposits and various other accounts.

         According to Avoca's September 30, 2001 Federal Deposit Insurance Corporation quarterly call report, Avoca had total assets of $18.4 million, total deposits of $16.8 million and total loans of $10.6 million.

Approximately
80 percent of Avoca's loans are secured by real estate, 12 percent are loans to consumers and 8 percent are commercial and agricultural loans.

                                   THE MERGER

         Financial Institutions, Inc. has agreed to merge FI Acquisition III, Inc., its wholly owned subsidiary, with and into the Bank of Avoca pursuant to an Agreement and Plan of Merger dated as of January 11, 2002 among Financial Institutions, Inc, FI Acquisition III, Inc. and Bank of Avoca. This transaction contemplates that each issued and outstanding share of Bank of Avoca common stock, par value $20 per share, will be converted into the right of each Bank of Avoca shareholder to receive __ shares of common stock, par value $.01 per share, of Financial Institutions, Inc. Subsequently, the Bank of Avoca will merge with and into Bath National Bank and become a branch of Bath National Bank.

AFFILIATE OWNERSHIP

         A vote of 66 2/3% of the holders of outstanding Bank of Avoca common stock is required for the Bank of Avoca to complete the proposed transaction. As of December 31, 2001, approximately 35% of the issued and outstanding shares of stock of the Bank of Avoca was held by directors, executive officers and affiliates of the Bank of Avoca.

         A vote of shareholders of Financial Institutions is not required to complete this transaction. As of December 31, 2001, 9.7% of the issued and outstanding shares of stock of Financial Institutions was held by directors, executive officers and affiliates of Financial Institutions.

REGULATORY APPROVALS

         The following are a list of regulatory approvals which need to be obtained to complete the merger. There can be no assurance that the required approvals will be obtained.

         Federal OCC Filings. Under the federal banking statutes and regulations an application must be filed with the Office of Comptroller of the Currency, which was filed on January 14, 2002

         New York Bank Holding Company Act. Under New York State banking law we must file an application to expand the Financial Institutions Bank Holding company on a form CB 105, which will be filed by January 31, 2002.

         Federal Reserve Board Waiver. A waiver must be obtained from the Federal Reserve Board with respect to the proposed transaction.

DISSENTERS RIGHTS AND TAX CONSEQUENCES

         Shareholders of the Bank of Avoca have dissenters rights and should review such description on page 12 of this prospectus. The tax consequences to Bank of Avoca shareholders are described on page 11 of this prospectus.

STOCK PRICE OF FINANCIAL INSTITUTIONS

         Financial Institutions common stock is listed for trading on the Nasdaq national market under the trading symbol "FISI" and the shares of the Bank of Avoca are not publicly traded. The last full trading day prior to the announcement of the transaction was January 10, 2001, and the most recent date available prior to printing this prospectus was January 31, 2001

                                                               Equivalent price
                                                                 per share of
     Date.....               FISI                Avoca           Avoca Shares
     ----                    --------------------------------------------------
     January 10, 2001        24.89                 ___                    ___
     January 31, 2001        26.60                 ___                    ___

         The shares of stock of the Bank of Avoca are not publicly traded, and a stock price for such stock prior to and after the announcement of the transaction is not available. In addition, no dividends have been declared by the Bank of Avoca during 2000 and 2001.

         Below are the high and low closing prices of Financial Institutions common stock as reported by Nasdaq for the periods indicated.

                                          Sales Price              Cash
                                   -------------------------       Dividends
                                     High          Low             Declared
                                   ---------------------------------------------

2000
First Quarter                       13.250         10.375           0.10
Second Quarter                      15.000         11.938           0.10
Third Quarter                       15.438         12.375           0.11
Fourth Quarter                      15.375         13.375           0.11

2001
First Quarter                       20.000        13.000            0.11
Second Quarter                      24.250        18.000            0.12
Third Quarter                       26.650        21.000            0.12
Fourth Quarter                      24.850        17.100            0.13

2002
First Quarter                       26.75         23.33              ___
(through January 18, 2002)

                                  RISK FACTORS

Prospective investors should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus, in evaluating the securities offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

CHANGES IN INTEREST RATES COULD MAKE US LESS PROFITABLE

         Our profitability depends largely on our net interest income, which is the difference between the interest we receive from loans and investments and the interest we pay on deposit liabilities and borrowings. Changes in interest rates may adversely affect our profitability. Interest rates are sensitive to many factors, including general economic conditions and the policies of government and regulatory authorities. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm our business. If the difference between short-term and long-term interest rates shrinks or disappears, we would earn less net interest income.

OUR BORROWERS MAY NOT REPAY US, OUR COLLATERAL MAY BE INSUFFICIENT AND OUR DECENTRALIZED LENDING AUTHORITY CARRIES RISKS

         All lending involves the risk that borrowers may default on their loans and that loans may be insufficiently collateralized. Most industry experts believe that agricultural, commercial and consumer loans, which accounted for approximately 79% of our total loans outstanding at September 30, 2001, expose a lender to a greater risk of loss than one- to four-family residential loans, which accounted for approximately 21% of our total loans outstanding at September 30, 2001.

         The independent appraisals we use to value our collateral may overstate such value of our collateral and we may use existing appraisals that may not be current. Also, our banks may not be able to realize the full value of our collateral in the event of a foreclosure. The value of collateral such as farmland, farm equipment, construction equipment, cattle, crops and receivables generated by agricultural and construction-related businesses may be adversely affected by falling prices for farm commodities or a decline in construction work in our area. Many of our commercial loans are collateralized by personal guarantees of the owners of the farm or business obtaining the loan. In the event the personal financial condition of the guarantors deteriorates, these guarantees may be of limited value.

         There is additional lending risk inherent in our decentralized management structure. Because most loans are made at the branch or individual bank level, there are a number of loan officers with the ability to approve loans. This increases the possibility of errors, noncompliance with underwriting standards and fraud.

WE MAY FAIL TO IMPLEMENT OUR ACQUISITIONS SUCCESSFULLY, ACHIEVE SAVINGS AND REALIZE THE OTHER ANTICIPATED BENEFITS FROM THE ACQUISITIONS BECAUSE OF DIFFICULTIES IN INTEGRATING OUR BUSINESS OPERATIONS.

         We recently acquired Bath National Bank, a community bank based in Bath, New York and the Burke Group, Inc., a full service benefits consulting business located in Honeoye Falls, New York. The integration of the acquired businesses following an acquisition are complex and time-consuming and present us with challenges. As a result, we may not be able to operate the combined company as effectively as we expect. We may also fail to achieve the anticipated potential benefits of the acquisitions as quickly or as cost effectively as we anticipate or may not be able to achieve those benefits at all. Specifically, we will face significant challenges integrating the companies' organizations, procedures and operations in a timely and efficient manner and retaining key personnel. In addition, our management will have to dedicate substantial effort to integrating the acquired businesses and branches and, therefore, its focus and resources may be diverted from other strategic opportunities and from operational matters. There may also be undisclosed liabilities that we assume with the acquired business.

IF WE LOSE ANY OF OUR KEY PERSONNEL, WE MAY NOT BE ABLE TO REPLACE THEM

         We are very dependent on our key personnel, including Peter G. Humphrey and the presidents of our five banks. The loss of Mr. Humphrey or other members of senior management could have an adverse effect on us. Qualified replacements could be difficult to find or retain.

INTENSE COMPETITION COULD HURT OUR FINANCIAL PERFORMANCE OR CAUSE US TO LOSE MARKET SHARE

         Our competition is intense, and we expect that it will continue. If we are unable to compete effectively, our profitability will be reduced. We compete with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and other financial institutions, as well as with retail stores which offer credit programs and governmental agencies. Many of our competitors have greater financial strength, marketing capability and name recognition than we do, and operate on a statewide or nationwide basis. In addition, recent developments in technology and mass marketing have permitted larger companies to market loans more aggressively to our small business customers. Such advantages may give our competitors opportunities to realize greater efficiencies and economies of scale than we can. Competition for loans and deposits reduces interest rate spreads, which reduces our net interest income.

IF THE ECONOMIC CONDITIONS IN OUR MARKET AREAS DETERIORATE, OUR BORROWERS MAY BE UNABLE TO PAY THEIR LOANS

         Adverse changes in our local market economies may have a material adverse effect on our business. Our business depends heavily on general economic conditions within our primary market areas, which have seen limited economic growth in the past decade. Our primary market areas are substantially rural, which may limit our prospects for growth.

WE MAY NOT BE ABLE TO UNDERTAKE ACTIVITIES THAT WE WOULD LIKE TO BECAUSE OF GOVERNMENTAL REGULATIONS; CHANGES IN GOVERNMENTAL REGULATIONS MAY FORCE US TO ALTER THE WAY WE CONDUCT OUR BUSINESS

         We and our banks operate in a highly regulated environment and are subject to supervision and examination by several federal and state regulatory agencies, including the Federal Reserve Board, the FDIC, the Office of the Comptroller of the Currency and the New York State Banking Department. The laws and regulations administered by these agencies are intended primarily for the protection of depositors and customers, rather than for the benefit of investors in our stock, and may adversely affect our business. Federal laws and regulations govern numerous matters including adequate capital and financial condition, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The federal and state regulators have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Following periodic examinations by regulatory agencies, we may be required, among other things, to change our asset valuations or the amounts of required loss allowances or to restrict our operations. The banks' operations are also subject to a wide variety of state and federal consumer protection and similar statutes and regulations. Such federal and state regulatory restrictions limit the manner in which Financial Institutions and the banks may conduct business and obtain financing. We are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The Federal Reserve Board has adopted a policy that can require a financial holding company to contribute cash to its bank subsidiaries, which could have the effect of decreasing funds available for distributions to our shareholders. In addition, in certain circumstances we could be required to guarantee the capital plan of an undercapitalized bank subsidiary.

YOU MAY NOT RECEIVE DIVIDENDS ON YOUR COMMON STOCK AND THE AMOUNT OF DIVIDENDS THAT YOU DO RECEIVE MAY BE LESS THAN WE HAVE PAID IN THE PAST

         While we currently pay cash dividends on our common stock, there can be no assurance that we will do so in the future. The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, specific regulatory requirements, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors.

YOU WILL HAVE A MINIMAL INFLUENCE ON SHAREHOLDER DECISIONS

         A small number of our shareholders are able to significantly influence our management policies and decisions and matters which require a shareholder vote. Their interests, and the interests of the executive officers and directors who are members of the Humphrey family, may differ from the interests of other shareholders with respect to management issues. As of December 31, 2001, our executive officers and directors beneficially own 1,072,522, or 9.7%, of the outstanding shares of common stock. In addition W. J. Humphrey, Jr., Margaret H. Wyckoff, Gail Humphrey their children and grandchildren, and their respective immediate family members own a significant portion of the outstanding shares of common stock. In addition, Wyoming County Bank beneficially owns 1,643,435, or 5.8%, of the outstanding shares of common stock in its capacity as trustee of trusts established by members of the Humphrey family.

         Possible future sales of our common stock by our directors, officers and other shareholders could cause the market value of our common stock to decline and may make raising equity capital more difficult.


             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Certain of the matters discussed in this prospectus, including documents incorporated by reference, may constitute forward-looking statements for purposes of the Securities Act and the Securities and Exchange Act of 1934, as amended. Such forward-looking statements may involve risks, uncertainties and other factors that may cause the actual results and performance of the company to be materially different from future results or performance expressed or implied by such statements.

         All written or oral forward-looking statements attributable to the company are expressly qualified by the foregoing cautionary statements.

                            -----------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (dollars in thousands, except per share data)

         This section presents our selected historical financial data. You should read carefully the financial statements incorporated by reference. The selected data in this section is not intended to replace the financial statements.

         We derived the consolidated income statement data for the years ended December 31, 2000, 1999 and 1998, and consolidated statements of financial condition data as of December 31, 2000 and 1999, from the audited consolidated financial statements incorporated by reference. We derived the consolidated income statement data for the years ended December 31, 1997 and 1996 and the consolidated statements of financial condition data as of December 31, 1998, 1997 and 1996 from consolidated audited financial statements which are not included in this prospectus. Our consolidated financial statements as of and for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been audited by KPMG LLP. The selected data provided below as of and for the nine month periods ended September 30, 2001 and 2000 are derived from our unaudited consolidated financial statements incorporated by reference.


                                           As of and for the
                                              Nine Months
                                            Ended Sept. 30,              As of and for the Years Ended December 31,
                                         --------------------    --------------------------------------------------------
                                           2001         2000        2000        1999        1998        1997        1996
                                         --------    --------    --------------------------------------------------------
                                              (unaudited)

INCOME STATEMENT DATA:
Interest income.......................    $85,137     $70,503     $96,781     $78,899     $72,870     $67,168     $61,192
Interest expense......................     38,425      31,129      43,605      31,883      30,958      27,851      24,514
                                                                   ------      ------      ------      ------------------
Net interest income...................     46,712      39,374      53,176      47,016      41,912      39,317      36,678
Provision for loan losses.............      3,400       3,107       4,211       3,062       2,732       2,829       1,740
                                            -----       -----       -----       -----       -----------------------------
Net interest income after provision
   for loan losses....................     43,312      36,267      48,965      43,954      39,180      36,488      34,938
Noninterest income....................     10,239       6,747       9,095       7,848       6,381       5,733       5,165
Noninterest expense...................     29,962      22,111      30,156      27,032      24,602      22,084      19,796
                                           ------      ------      ------      ------      ------------------------------
Income before income taxes............     23,589      20,903      27,904      24,770      20,959      20,137      20,307
Income taxes..........................      8,239       7,495       9,804       8,813       7,354       7,295       7,232
                                            -----       -----       -----       -----       -----------------------------
Net income............................     15,350      13,408      18,100      15,957      13,605      12,842      13,075
Preferred dividends...................      1,122       1,122       1,496       1,503       1,506       1,513       1,522
                                            -----       -----       -----       -----       -----       -----       -----
Net income available to common shares.    $14,228     $12,286     $16,604     $14,454     $12,099     $11,329     $11,553
                                           ======      ======      ======      ======      ======      ======      ======

PER COMMON SHARE DATA:
Net income per common share (diluted).       1.28        1.12        1.51        1.38       $1.22       $1.14       $1.16
Book value............................      11.85        9.89       10.36        9.05       $7.94       $6.94       $5.96
Tangible book value(1)................       8.39        9.66       10.15        8.77       $7.54       $6.46       $5.40
Cash dividends declared...............       0.35        0.31        0.42        0.31       $0.26       $0.22       $0.20
Common dividend payout ratio..........     27.03%      27.74%      27.81%      22.54%      21.43%      19.28%      16.77%
Weighted average shares outstanding... 11,111,214  10,998,506  10,996,201  10,474,465   9,915,921   9,926,678   9,939,197
Shares outstanding at end of period... 10,986,862  10,986,721  10,986,721  11,017,733   9,915,600   9,928,500   9,927,700

STATEMENT OF FINANCIAL CONDITION DATA:
Total assets.......................... $1,749,650  $1,261,740  $1,289,327  $1,136,460    $976,185    $880,512    $802,266
Securities............................    468,860     335,542     338,816     281,628     248,038     209,207     189,843
Loans.................................  1,139,730     858,442     887,145     763,745     655,427     602,477     552,189
Allowance for loan losses.............     18,497      13,180      13,883      11,421       9,570       8,145       7,129
Intangible assets.....................     38,008       2,557       2,381       3,118       3,957       4,796       5,635
Total deposits........................  1,431,170   1,049,870   1,078,111     949,531     850,455     767,726     707,703
Borrowings............................    144,330      69,266      62,384      56,336      13,862      12,066       5,814
Preferred equity......................     17,755      17,758      17,758      17,812      17,858      17,927      18,052
Common equity.........................    130,152     108,707     113,860      99,727      78,720      68,916      59,202
Total shareholders' equity............    147,907     126,465     131,618     117,539      96,578      86,843      77,254


                                       8

                                           As of and for the
                                              Nine Months
                                            Ended Sept. 30,              As of and for the Years Ended December 31,
                                         --------------------    --------------------------------------------------------
                                           2001         2000        2000        1999        1998        1997        1996
                                         --------    --------    --------------------------------------------------------
                                              (unaudited)
AVERAGE BALANCE SHEET DATA:
Total assets.......................... $1,529,230  $1,171,151  $1,197,616  $1,036,461    $918,408    $834,786    $763,789
Securities............................    401,590     301,147     312,389     274,290     227,352     197,992     192,860
Loans.................................  1,024,110     811,141     825,953     700,062     621,418     571,877     511,033
Allowance for loan losses.............     16,204      12,184      12,509      10,261       8,910       7,370       6,634
Total deposits........................  1,264,867     975,195     998,668     888,670     798,954     730,098     677,244
Borrowings............................     91,206      60,585      60,978      26,398      13,635      10,585       2,856
Preferred equity......................     17,755      17,770      17,767      17,842      17,883      17,980      18,073
Common equity.........................    121,410     103,264     105,197      89,460      74,323      64,286      55,375
Total shareholders' equity............    139,165     121,034     122,964     107,302      92,206      82,266      73,448
PERFORMANCE RATIOS:
Return on average assets(2)...........      1.34%       1.53%       1.51%       1.54%       1.48%       1.54%       1.71%
Return on average common equity(2)....     15.67%      15.89%      15.78%      16.16%      16.28%      17.62%      20.86%
Net interest margin (tax-equivalent)(3)     4.60%       4.93%       4.88%       5.00%       5.06%       5.21%       5.31%
Efficiency ratio(4)...................     47.70%      44.73%      46.32%      47.03%      48.31%      47.02%      45.47%
ASSET QUALITY RATIOS:(5)(6)
Nonperforming loans to total loans....      0.93%       0.89%       0.80%       0.75%       0.93%       1.24%       1.06%
Nonperforming assets to total
   loans and other real estate........      1.03%       1.02%       0.91%       0.88%       1.24%       1.62%       1.38%
Net loan charge-offs to average
   loans(2)...........................      0.19%       0.22%       0.21%       0.17%       0.21%       0.32%       0.16%
Allowance for loan losses to
   total loans........................      1.62%       1.54%       1.56%       1.50%       1.46%       1.35%       1.29%
Allowance for loan losses to
   nonperforming loans................    175.26%     172.14%     195.06%     198.83%     156.86%     108.95%     121.51%
CAPITAL RATIOS:(5)
Average common equity to
   average total assets...............      7.37%       8.70%       8.78%       8.63%       8.09%       7.70%       7.25%
Leverage ratio........................      7.22%      10.37%      10.19%      10.80%       9.58%       9.53%       9.05%
Tier 1 risk-based capital ratio.......     10.03%      14.07%      14.02%      14.94%      13.71%      13.58%      13.25%
Risk-based capital ratio..............     11.28%      15.32%      15.27%      16.19%      14.96%      14.81%      14.50%
Intangibles to tangible common equity.     41.25%       2.41%       2.14%       3.23%       5.29%       7.48%      10.52%


--------------------------------
(1) Calculated by dividing common shareholders' equity less intangible property, by common shares outstanding at end of the applicable period.
(2) For purposes of computing these ratios, all interim periods have been annualized.
(3)  Calculated using a 35% federal income tax rate.
(4) Calculated by dividing total noninterest expense less other real estate expense and amortization of intangibles by sum of tax-equivalent net interest income and noninterest income excluding securities gains and losses.
(5) Except for the ratio of net loan charge-offs to average loans and the ratio of average common equity to average total assets, all asset quality ratios and capital ratios have been stated as of the end of the applicable period.
(6) Nonperforming loans include nonaccrual loans, restructured loans and accruing loans 90 days or more delinquent.

                            DESCRIPTION OF THE MERGER

         On January 11, 2002 the parties executed a definitive merger agreement whereby Financial Institutions, Inc. has agreed to merge a wholly owned subsidiary with and into the Bank of Avoca subject to the approval by the shareholders of the Bank of Avoca.

BANK OF AVOCA REASONS FOR THE MERGER

         In reaching its decision to approve the merger agreement and the merger, the board of directors of the Bank of Avoca consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated under such merger agreement. The board of directors of the Bank of Avoca considered the advantages to its customers and employees of being part of a larger bank holding company and the stockholder benefit created by exchanging shares of the privately held Bank of Avoca for shares of the publicly held Financial Institutions.

FINANCIAL INSTITUTIONS REASONS FOR THE MERGER

         In reaching its decision to approve the merger agreement and the merger, the board of directors of Financial Institutions consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated under such merger agreement. The board of directors of Financial Institutions evaluated the opportunity to expand the market presence its subsidiary, Bath National Bank, through the acquisition of the Bank of Avoca.

MERGER AGREEMENT

         Financial Institutions, Inc. has agreed to merge FI Acquisition III, Inc., its wholly owned subsidiary, with and into the Bank of Avoca pursuant to an Agreement and Plan of Merger dated as of January 11, 2002 among Financial Institutions, Inc, FI Acquisition III, Inc. and Bank of Avoca. This transaction contemplates that each issued and outstanding share of Bank of Avoca common stock, par value $20 per share, will be converted into the right of each Bank of Avoca shareholder to receive __ shares of common stock, par value $.01 per share, of Financial Institutions, Inc. Subsequently, the Bank of Avoca will merge with and into Bath National Bank and become a branch of Bath National Bank.

         The following summarizes some material provisions of the merger agreement. You should read carefully the merger agreement which is attached as Exhibit A to this prospectus and incorporated herein by reference.

Conditions to Completion of the Merger.

      Each party's obligation to effect the merger is subject to the satisfaction or waiver of various conditions which include, in addition to other customary closing conditions the following:

     o Receipt of all necessary regulatory, governmental or third party approvals, waivers, clearances, authorizations and consents, including from the New York State Banking Department, the Federal Reserve Board and the Office of the Comptroller of the Currency, required to consummate the merger;

     o No court with appropriate jurisdiction has issued an order, judgment, decree, injunction or ruling which restrains, enjoins, prohibits or prevents, after the best efforts of the parties to cause such action to be vacated or lifted, the completion of the merger; and

     o The registration statement of which this prospectus forms a part must have been declared effective by the Securities and Exchange Commission and must remain effective.

     o    Approval by Bank of Avoca Shareholders;

         The Bank of Avoca's obligation to close is subject to the satisfaction or waiver of various conditions which include, in addition to other customary closing conditions the folloiwng:

     o The shares of Financial Institution's common stock issuable in connection with the merger must have been approved for listing on the Nasdaq national;

     o Receipt of an opinion by the Bank of Avoca's tax advisor, R.A. Mercer & Co., P.C., that the merger qualifies as a tax-free reorganization under the Internal Revenue Code; and

         Financial Institution's obligation to close is subject to the satisfaction or waiver of various conditions which include customary closing conditions and satisfactory due diligence review by Financial Institutions to be completed by February 11, 2001.




REGULATORY APPROVALS

         The following are a list of regulatory approvals which need to be obtained to complete the merger. There can be no assurance that the required approvals will be obtained.

         Federal OCC Filings. Under the federal banking statutes and regulations an application must be filed with the Office of Comptroller of the Currency, which was filed on January 14, 2002

         New York Bank Holding Company Act. Under New York State banking law we must file an application to expand the Financial Institutions Bank Holding company on a form CB 105, which will be filed by January 31, 2002.

         Federal Reserve Board Waiver. A waiver must be obtained from the Federal Reserve Board with respect to the proposed transaction.

MATERIAL INCOME TAX CONSEQUENCES

         The following is a summary of material U.S. federal income tax consequences of the merger to holders or other beneficial owners of Bank of Avoca common stock that are U.S. persons and that hold such stock as a capital asset as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (generally, property held for investment is a capital asset). For these purposes, you are a U.S. person if you are either (1) a citizen or resident of the United States for U.S. federal income tax purposes, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate, the income of which is subject to U.S. federal income tax regardless of the source or (4) a trust with respect to which a court within the United States is able to exercise primary supervision over your administration and one or more U.S. persons have the authority to control all your substantial decisions. This summary is based on the Internal Revenue Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change at any time (possibly with retroactive effect). This summary is not a complete description of all tax consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to stockholders subject to special treatment under U.S. federal income tax law. In addition, no information is provided herein with respect to the tax consequences of the merger under applicable foreign, state or local laws.

         The material U.S. federal income tax consequences of the merger are as follows:

     o    the merger will constitute a reorganization within the meaning of
          Section 368(a)(1) of the Internal Revenue Code;

     o no gain or loss will be recognized by the holders of Bank of Avoca common stock who exchange their Bank of Avoca common stock for Financial Institutions common stock pursuant to the merger, except with respect to any cash received in lieu of a fractional share of Financial Institutions common stock;

     o the aggregate tax basis of the Financial Institutions common stock received in the merger by each holder of Bank of Avoca common stock will be the same as the aggregate tax basis of the Bank of Avoca common stock surrendered in exchange therefor, reduced by any amount of tax basis allocable to a fractional share interest in Financial Institutions common stock for which cash is received;

     o the holding period of the Financial Institutions common stock received in the merger by a former Bank of Avoca stockholder will include the holding period of the Bank of Avoca common stock surrendered in exchange therefor;

     o a Bank of Avoca stockholder who receives cash in lieu of a fractional share interest in Financial Institutions common stock pursuant to the merger will be treated as having received such cash in exchange for such fractional share interest and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the tax basis of the Bank of Avoca common stock allocable to such fractional share interest; and

     o no gain or loss will be recognized by Financial Institutions, Financial Institutions shareholders, or Bank of Avoca as a result of the merger.

         Under the U.S. backup withholding rules, as a holder of Bank of Avoca common stock you may be subject to backup withholding at the rate of 31% on any cash received in lieu of fractional shares of Financial Institutions common stock, unless you (1) are a corporation or come within other exempt categories and, when required, demonstrate this fact or (2) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against your federal income tax liability provided you furnish the required information to the IRS. If you do not comply with the backup withholding rules, you may be subject to penalties imposed by the IRS.

         The preceding summary does not purport to be a complete analysis or discussion of a potential tax effect relevant to the merger. You are urged to consult with your own tax advisors regarding the U.S. federal income and other tax consequences of the merger to you, under state, local and foreign tax laws.

DESCRIPTION OF THE BANK OF AVOCA

         The Bank of Avoca is a retail oriented commercial bank chartered by the laws of the state of New York. The Bank of Avoca offers various loan and deposit products including home mortgage loans, home equity lonas, business and farm loans, Small Business Administration loans, personal and credit card loans and other consumer loan products. In addition, Avoca's deposits include checking, savings and money market accounts along with certificates of deposit and various other accounts.

ACCOUNTING TREATMENT

         Financial Institutions will account for the merger under the purchase method of accounting in accordance with generally accepted accounting principles. The purchase price will be allocated based on the fair value of the assets acquired and the liabilities assumed.

DISSENTERS RIGHTS

         The discussion of the provisions of New York law relating to dissenters rights is not intended to be a complete statement of those provisions and you should refer to the full text of ss.623 of New York Business Corporation Law attached as Exhibit B to this prospectus. Pursuant to the ss.623 of New York Business Corporation Law the shareholders of the Bank of Avoca who have not voted in favor of the Merger or consented thereto in writing and who have delivered to the Bank of Avoca written demand for appraisal of the fair value of such Bank of Avoca shares prior to the shareholder meeting in accordance with New York Law shall not be converted into or represent the right to receive the Financial Institutions common stock to be issued pursuant to this prospectus. Such Bank of Avoca shareholders instead shall be entitled to receive payment of the fair value of all Bank of Avoca shares held by them in accordance with the provisions of New York Law, except that all shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their dissenters' rights under New York Law shall thereupon be deemed to have been converted into and to have become exchangeable, at the closing of the merger, for the right to receive, without any interest thereon, the shares of Financial Institutions, Inc. common stock pursuant to the merger agreement.

DIFFERENCES IN STOCK

         Financial Institutions is a bank holding company incorporated under the laws of the state of New York and the rights of Financial Institutions shareholders are currently governed by the New York Business Corporation Law, Financial Institutions' certificate of incorporation and Financial Institutions' by-laws. The Bank of Avoca is a commercial bank chartered under the laws of the state of New York and the rights of the Bank of Avoca shareholders are currently governed by the New York Business Corporation law, the Bank of Avoca's certificate of incorporation and the Bank of Avoca's by-laws. Upon completion of the merger the rights of the Bank of Avoca shareholders will be governed by the Financial Institutions certificate of incorporation and by-laws. The following summarizes some material differences which may affect the rights of stockholders of the Bank of Avoca as they become shareholders of Financial Institutions, but is not a complete summary. You should read carefully the relevant provisions of Financial Institutions' and the Bank of Avoca's certificate of incorporation and by-laws.

Authorized Capital Stock

         Financial Institutions' authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, of which 11,303,533 shares were issued and 11,021,314 were outstanding as of December 31, 2001; 10,000 shares of Class A Preferred Stock, $100.00 par value per share, of which there were 1,666 shares of Series A 3% Preferred Stock issued and outstanding as of December 31, 2001; and 200,000 shares of Class B Preferred Stock, $100.00 par value per share, of which 180,000 shares have been designated as Series B-1 8.48% Preferred Stock (of which 175,855 shares were issued and outstanding as of December 31, 2001).

         The Bank of Avoca's authorized capital stock consists of 5,000 shares of common stock, $20.00 par value per share, all of which were issued and outstanding at December 31, 2001.

Board of Director Share Ownership

         Financial Institutions' directors are not required by its by-laws to have any ownership of Financial Institutions Stock. The Bank of Avoca's directors must, according to its by-laws, own at least fifty unencumbered shares of capital stock of the Bank of Avoca having aggregate par value of at least $1,000 or if the shares are without par then they must have an aggregate book value of $1,000.

MATERIAL CONTRACTS

         Besides the agreements entered into with respect to the Merger, there are no material contracts between Financial Institutions, Inc. or its officers and directors and the Bank of Avoca and its officers and directors.

                          DESCRIPTION OF CAPITAL STOCK


AUTHORIZED CAPITAL STOCK

Our authorized capital stock consists of:

     50,000,000 shares of common stock, $.01 par value per share, of which 11,303,533 shares were issued and 11,021,314 were outstanding as of December 31, 2001;

     10,000 shares of Class A Preferred Stock, $100.00 par value per share, of which there were 1,666 shares of Series A 3% Preferred Stock issued and outstanding as of December 31, 2001; and

     200,000 shares of Class B Preferred Stock, $100.00 par value per share, of which 180,000 shares have been designated as Series B-1 8.48% Preferred Stock (of which 175,855 shares were issued and outstanding as of December 31, 2001).

         The terms of any new series of preferred stock may be fixed by our Board of Directors within certain limits set by our Certificate of Incorporation.

         The following discussion of the terms and provisions of our capital stock is qualified in its entirety by reference to our Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part.


COMMON STOCK

         The holders of the common stock are entitled to one vote for each share of common stock owned. Except as expressly provided by law and except for any voting rights which may be conferred by the Board of Directors on any shares of preferred stock issued, the holders of our preferred stock do not have the right to vote. Holders of common stock may not cumulate their votes for the election of directors. Holders of common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Financial Institutions, or securities of Financial Institutions convertible into or carrying a right to subscribe for or acquire shares of Financial Institutions.

         Holders of common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors.

         On the liquidation of Financial Institutions, the holders of common stock are entitled to share pro rata in any distribution of our assets after the holders of shares of preferred stock have received the liquidation preference of their shares plus accumulated but unpaid dividends (whether or not earned or declared), if any, and after all of our other indebtedness has been provided for or satisfied.


PREFERRED STOCK

         There are two classes of preferred stock, Class A preferred stock and Class B preferred stock. The Certificate of Incorporation provides that both classes of preferred stock are issuable in one or more series. There is one series of Class A preferred stock that has been created, Series A 3% Preferred Stock, and one class of Series B preferred stock that has been created, Series B-1 8.48% Preferred Stock.

         Holders of Series A 3% Preferred Stock are entitled to receive an annual dividend of $3.00 per share, which is cumulative and payable quarterly. Holders of Series A 3% Preferred Stock have no pre-emptive right in, or right to purchase or subscribe for, any additional shares of Financial Institutions stock and have no voting rights. Dividend or dissolution payments to the Class A shareholders must be declared and paid, or set apart for payment, before any dividends or dissolution payments can be declared and paid, or set apart for payment, to the holders of Class B preferred stock or common stock. The Series A 3% Preferred Stock is not convertible into any other Financial Institutions security.

         Holders of Series B-1 8.48% Preferred Stock are entitled to receive an annual dividend of $8.48 per share, which is cumulative and payable quarterly. Holders of Series B-1 8.48% Preferred Stock have no pre-emptive right in, or right to purchase or subscribe for, any additional shares of Financial Institutions stock and have no voting rights. Accumulated dividends on the Series B-1 8.48% Preferred Stock do not bear interest, and the Series B-1 8.48% Preferred Stock is not subject to redemption. Dividend or dissolution payments to the Class B shareholders must be declared and paid, or set apart for payment, before any dividends or dissolution payments are declared and paid, or set apart for payment, to the holders of common stock. The Series B-1 8.48% Preferred Stock is not convertible into any other Financial Institutions security.

         The Board of Directors of Financial Institutions may, in the future, designate additional series of preferred stock, and to fix the relative rights, preferences and limitations of each such series. The unissued shares of Series A 3% preferred stock, Series B-1 8.48% Preferred Stock and any new series of preferred stock designated by the Board of Directors may be issued by the Board of Directors in the future.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon by Nixon Peabody LLP, Rochester, New York.


                                     EXPERTS

         The consolidated financial statements of Financial Institutions, Inc. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been included in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement and other information filed by us with the SEC are also available at the SEC's World Wide Web site on the internet at http://www.sec.gov.

         Financial Institutions has filed with the SEC a registration statement on Form S-4 under the Securities Exchange Act with respect to the shares of Financial Institutions common stock to be issued in the merger. This prospectus, which is a part of that registration statement does not contain all the information set forth in the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Financial Institutions, and the Financial Institutions common stock, reference is hereby made to the registration statement (including its exhibits and schedules).

         The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Statements contained in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document (if any) filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference. The information incorporated by reference is deemed to be part of this prospectus. This prospectus incorporates by reference the documents that Financial Institutions has previously filed with the SEC. These documents contain important information about Financial Institutions its finances.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents which have been filed by the Company with the Commission are hereby incorporated in this Prospectus by reference:

                  1) Our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 29, 2001.

                  2) Our proxy statement with respect to the Registrant's 2001 annual meeting filed with the Commission on April 24, 2001.

                  3) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Commission on May 15, 2001.

                  4) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Commission on August 14, 2001.

                  5) Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Commission on November 14, 2001.

                  6) Our Report on Form 8-K filed with the Commission on May 11, 2001 and on Form 8-K/A, filed with the Commission on July 16, 2001.

                  7) Our Registration Statement on Form 8-A dated June 23, 1999 (registration no. 000-26481).

                  8) All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

         Any statement contained herein or in a document which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The following are attached as exhibits to this prospectus.

         Exhibit A - Agreement and Plan of Merger
         Exhibit B - ss.623 of the New York Business Corporation Law

                                                                      EXHIBIT A












                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF JANUARY 11, 2002

                                      AMONG

                          FINANCIAL INSTITUTIONS, INC.

                            FI ACQUISITION III, INC.

                                       AND

                                  BANK OF AVOCA

                          AGREEMENT AND PLAN OF MERGER


         This AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of the 11th day of January, 2002, by and among Financial Institutions, Inc., a New York corporation and registered financial holding company (the "Buyer"), FI Acquisition III, Inc., a New York corporation and wholly-owned subsidiary of Buyer (the "Merger Subsidiary"), and Bank of Avoca, a commercial bank chartered under the laws of New York (the "Company").

         WHEREAS, the parties hereto have considered a proposal whereby Bath National Bank ("Bath National Bank"), a national banking association and wholly-owned subsidiary of Buyer, will acquire the Company, such acquisition to be accomplished by (i) the merger of Merger Subsidiary with and into the Company, whereby each issued and outstanding share of common stock, par value $20 per share, of the Company (the "Company Shares") will be converted into the right of the holder thereof (each a "Shareholder," and collectively the "Shareholders") to receive common stock, par value $.01 per share, of Buyer (the "Buyer Stock"), and (ii) the subsequent merger of the Company with and into Bath National Bank; and

         WHEREAS, this Agreement is intended to set forth the terms and conditions upon which Merger Subsidiary will be merged with and into the Company (the "Merger"); and

         WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitutes a plan of reorganization; and

         WHEREAS, the Boards of Directors of each of the Company and the Merger Subsidiary have determined it to be in the best interests the Company and the Merger Subsidiary, respectively, and their respective shareholders, that the Merger be consummated upon the terms and conditions set forth herein, and, in furtherance thereof, have approved the Merger upon the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

         Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Subsidiary shall be merged with and into the Company and the separate existence of Merger Subsidiary shall thereupon cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Buyer. As soon as reasonably practicable after the consummation of the Merger, the Buyer shall cause the Surviving Corporation to be merged with and into Bath National Bank, with Bath National Bank surviving such merger (the

"Bank Merger").

         Section 1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII hereof, the closing of the Merger will take place as promptly as practicable (and in any event within ten business days) after satisfaction or waiver of the conditions set forth in Article VIII (the "Closing Date"), at the offices of Nixon Peabody LLP, Rochester, New York, unless this Agreement shall have been terminated pursuant to Section 9.1. It is anticipated that the Closing Date will occur on or prior to March 29, 2002.

         Section 1.3 Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file, and the Merger shall become effective upon the filing of, a certificate of merger ("Certificate of Merger") pursuant to and in compliance with this Agreement and Section 907 of Business Corporation Law of the State of New York (the "New York Law") with the Secretary of State of the State of New York. When used in this Agreement, the term "Effective Time" shall mean the time at which the Certificate of Merger has been filed and become effective in accordance with New York Law.

         Section 1.4 Effect of the Merger. The Merger shall, from and after the Effective Time, have all the effects provided by applicable New York Law. If at any time after the Effective Time the Surviving Corporation shall determine that any further deeds, conveyances, assignments or any other acts are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of Merger Subsidiary or the Company, or otherwise to carry out the purposes of this Agreement, the Company and the Merger Subsidiary agree that the Surviving Corporation and its officers and directors shall execute and deliver all such deeds, conveyances, assignments and other documents or instruments, and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the officers and directors of the Surviving Corporation are fully authorized in the name of each of the Company and the Merger Subsidiary or otherwise to take any and all such action.

         Section 1.5 Modifications of Structure. Notwithstanding any provision of this Agreement to the contrary, Buyer, with the prior written consent of the Company, which consent shall not be unreasonably withheld, may elect to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the Shareholders as a result of such modification, (ii) the consideration to be paid to the Shareholders under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification, and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any conditions to the Effective Time.

         Section 1.6 Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by Shareholders who have not voted in favor of the Merger or consented thereto in writing and who have delivered to the Company written demand for appraisal of the fair value of such Company Shares in accordance with New York Law (collectively, the "Dissenters' Shares") shall not be converted into or represent the right to receive the Merger Consideration.

Such Shareholders instead shall be entitled to receive payment of the fair value of all Company Shares held by them in accordance with the provisions of New York Law, except that all Dissenters' Shares held by Shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their dissenters' rights under New York Law shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration in the manner provided in Section 3.1 below. The Company shall give Buyer (i) prompt notice of any written demands for appraisal of the fair value of any Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to New York Law and received by the Company relating to Shareholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under New York Law. The Company shall not, without the prior written consent of Buyer, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal.

                                   ARTICLE II

                            THE SURVIVING CORPORATION

         Section 2.1 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read substantially in the form of the Certificate of Incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

         Section 2.2 By-laws. At the Effective Time, the By-laws of the Surviving Corporation shall be amended and restated to read substantially in the form of the By-laws of the Merger Subsidiary as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

         Section 2.3 Board of Directors; Officers. The persons listed on
Schedule 2.3 hereto shall be the directors and officers of the Surviving Corporation immediately after the Effective Time and shall hold the offices set forth after their respective names until the earlier of their respective resignations or the time that their respective successors are duly elected or appointed and qualified.

                                   ARTICLE III

                              CONVERSION OF SHARES

         Section 3.1 Merger Consideration.

                  (a) Subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of Buyer, the Merger Subsidiary, the Company, or any Shareholder, at the Effective Time, the holders of Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares canceled in accordance with this Agreement) shall be entitled to receive, as aggregate consideration for the Merger, (i) in the event that the Average Sales Price is equal to or greater than $20, that number of shares of Buyer Stock determined by dividing $1,500,000 by the Average Sales Price, or (ii) in the event that the Average Sales Price is less than $20, 75,000 shares of Buyer Stock plus an amount of cash equal to the difference between $1,500,000 and the product of the Average Sales Price multiplied by 75,000 (the consideration determined in accordance with (i) or (ii), as the case may be, is hereafter referred to as the "Merger Consideration") payable to each Shareholder pro rata (the "Exchange Ratio"). As of the Effective Time, each share of Company Common Stock held by the Company as treasury stock shall be canceled and retired without any consideration being paid or exchanged therefor.

                  (b) Subject to the provisions of this Agreement, at the Effective Time each share of common stock of Merger Subsidiary outstanding immediately prior to the Merger shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into 25 shares of the common stock of the Surviving Corporation, par value of $20 per share, which shares shall constitute all of the issued and outstanding capital stock of the Surviving Corporation and shall be owned by Buyer.

                  (c) As soon as reasonably practicable after the Effective Time, Buyer shall cause the Surviving Corporation to merge with and into Bath National Bank, with Bath National Bank surviving such merger.

         3.2 Shareholders' Rights at the Effective Time. On and after the Effective Time, the certificates that immediately prior to the Effective Time represented the Company Shares (the "Certificates") shall cease to represent any rights with respect to the Company and shall only represent the right to receive the Merger Consideration and holders of Certificates theretofore evidencing Company Shares shall cease to have any rights as Shareholders of the Company, except as otherwise provided herein or by law.

         3.3      Surrender and Exchange of Share Certificates.

                  (a) On the Closing Date, or within three Business Days thereafter, Buyer or its agent shall cause to be mailed to each Shareholder: (i) a letter of transmittal (the "Letter of Transmittal"), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for such Shareholder's portion of the Merger Consideration determined in accordance with the provisions of Section 3.1 hereof.

                  (b) At or prior to the Effective Time, Buyer shall deposit or cause to be deposited in a separate bank account cash in an amount equal to that portion of the aggregate Merger Consideration payable in cash to Shareholders at the Effective Time pursuant to Section 3.1(a)(ii), if any.

                  (c) After the Effective Time, each Shareholder shall surrender and deliver each Certificate held by such Shareholder (or, in the event any Certificate is claimed to have been lost, stolen or destroyed, an affidavit and indemnity bond as provided in Section 3.3(e) hereof) to Buyer or its agent together with a duly completed and executed Letter of Transmittal. Within three Business Days after receipt of a duly completed and executed Letter of Transmittal, together with the related Certificate (or affidavit and indemnity bond as provided in Section 3.3(e) hereof), Buyer shall deliver or cause to be delivered to each Shareholder (i) one or more duly executed certificates representing that number of fully paid and non-assessable shares of

Buyer Stock equal to such Shareholder's portion of the Merger Consideration determined in accordance with the provisions of Section 3.1 hereof and (ii) a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 3.1(a)(ii) hereof, if any. Until so surrendered and exchanged, each Certificate shall after the Effective Time be deemed for all purposes to evidence only the right to receive the Merger Consideration as provided in Section 3.1 hereof.

                  (d) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall be made thereafter, other than transfers that have occurred prior to the Effective Time. In the event that, after the Effective Time, Certificates are presented for transfer to the transfer agent for the Company, the Merger Subsidiary or the Buyer, they shall be delivered to the Buyer or its agent and exchanged for the Merger Consideration payable pursuant to Section 3.1 hereof.

                  (e) Neither the Company, Merger Subsidiary or Buyer shall be liable to any holder of Company Shares with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

                  (f) In the event that any Shareholder claims that any Certificate owned by such Shareholder has been lost, stolen or destroyed, such Shareholder shall execute and deliver to Buyer an affidavit attesting to that fact, in form and substance reasonably satisfactory to Buyer, together with a bond or other security, as Buyer may reasonably require, and Buyer shall thereupon deliver or cause to be delivered to such Shareholder one or more duly executed certificates representing the Merger Consideration determined in accordance with the provisions of Section 3.1 hereof with respect to such lost, stolen or destroyed Certificate.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Buyer and Merger Subsidiary that, except as otherwise disclosed in the disclosure schedule attached to this Agreement (the "Company Disclosure Schedule"):

         Section 4.1 Organization and Qualification.

                  (a) The Company is a commercial bank organized, validly existing and in good standing under the laws of the State of New York and has the requisite corporate power and authority to conduct its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties or the nature of its activities makes such qualification or licensing necessary. The Company is not in violation of any provision of its Certificate of Incorporation or By-Laws, true and correct copies of which have previously been provided to Buyer.

                  (b) The deposits of the Company are insured by the FDIC through the BIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by the Company.

                  (c) The minute books of the Company accurately record all material corporate actions of its shareholders and board of directors (including committees) through the date of this Agreement.

         Section 4.2 Capitalization. The authorized capital stock of the Company consists of 5,000 shares of common stock, $20 par value per share, all of which are validly issued and outstanding, fully paid and non-assessable, and no other classes or series of capital stock. There are no bonds, debentures, notes or other indebtedness issued and outstanding having voting rights with respect to the Company. Except as contemplated by this Agreement, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

         Section 4.3 Authority Relative to this Agreement. The Company has the necessary corporate power and authority to execute and deliver this Agreement and, subject to approval of this Agreement and the transactions contemplated hereby by the Shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly and validly authorized and approved by the Company's board of directors and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or consummation of the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the necessary vote of the Shareholders). This Agreement has been duly executed and delivered by the Company, subject to approval by the Company's shareholders as required under New York Law, and constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

         Section 4.4 No Conflicts, Required Filings and Consents.

                  (a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will, (i) subject to approval by the Company's shareholders referred to in Section 4.3 hereof, conflict with or violate the Certificate of Incorporation or By-laws of the Company, (ii) subject to receipt or filing of the Consents , result in a violation of any statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company (a "Violation"), or (iii) subject to receipt or filing of the Consents, result in a Violation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company's properties may be bound or affected, except (in the case of clauses
(ii) and (iii) above) for such Violations that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on the Company.

                  (b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will require any Consent of any Regulatory

Authority to be received by the Company, except for (i) the filing of the Certificate of Merger pursuant to New York law, (ii) certain state takeover and securities statutes, and (iii) the Banking Department. The Company has no reason to believe that any required Consents or approvals will not be received, or that any Regulatory Authority, including without limitation, the Banking Department or the Federal Reserve Board, will object to the consummation of the transactions contemplated by this Agreement.

         Section 4.5 Financial Statements. Except as described in Section 4.5 of the Company Disclosure Schedule, the Financial Statements have been prepared in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis and present fairly the financial position and the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates or for the periods presented therein.

         Section 4.6 Litigation. There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, nor is there any judgment, decree, injunction or order of any government or subdivision thereof, domestic, foreign, multinational or supranational or any administrative, governmental or regulatory authority, agency, commission, court, tribunal or body, domestic, foreign, multinational or supranational (a "Governmental Entity") or arbitrator outstanding against the Company. The Company has furnished to the Buyer copies of all attorney responses to the request of the Company's independent accountants for the period from January 1, 1998, through September 30, 2001, and a written list of, and documents relating to, all claims, suits, actions, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company.

         Section 4.7 Absence of Certain Changes or Events. Except as contemplated by this Agreement and except as disclosed in Section 4.7 of the Company Disclosure Schedule, since September 30, 2001, the Company has conducted its business only in the ordinary course, and there has not been (i) any Material Adverse Effect or any change that would reasonably be expected to result in the occurrence of a Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the Company Shares, or, any redemption, purchase or other acquisition of any of its capital stock, (iii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of, any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, (iv) any granting by the Company to any officer of the Company of any increase in compensation, except in the ordinary course of business consistent with prior practice, (v) any granting by the Company to any officer of the Company of any increase in severance or termination pay, (vi) any entry by the Company into any employment, severance or termination agreement with any officer of the Company, or any increase in benefits available under or establishment of any Company Benefit Plan (as defined below) except in the ordinary course of business consistent with past practice, (vii) any damage, destruction or loss to any material assets or properties of the Company, whether or not covered by insurance, or (viii) any change in accounting methods, principles or practices by the Company.

         Section 4.8 Employee Benefit Plans.

                  (a) Section 4.8(a) of the Company Disclosure Schedule sets forth a complete and correct list of all employee benefit or compensation plans, agreements and arrangements, including "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including but not limited to, plans, agreements or arrangements relating to former employees, including but not limited to, retiree medical plans and life insurance sponsored, maintained or contributed to by the Company or any entity which is considered one employer with the Company under Section 4001 of ERISA or
Section 414 of the Code (an "ERISA Affiliate") (together such plans, agreements or arrangements are referred to as the "Company Benefit Plans"). The Company and its ERISA Affiliates have complied with the terms of all Company Benefit Plans, and no default exists with respect to the obligations of the Company or any of its ERISA Affiliates under such Company Benefit Plans.

                  (b) Except as set forth in Section 4.8(b) of the Company Disclosure Schedule, each Company Benefit Plan is in writing and the Company has previously furnished Buyer with a true and complete copy of each Company Benefit Plan document, including all amendments thereto, and a true and complete copy of each material document prepared in connection with each such Company Benefit Plan, including without limitation, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service ("IRS") Form 5500, including all attachments thereto, (iv) the most recently received IRS determination letter for each such Company Benefit Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan.

                  (c) Neither the Company nor any ERISA Affiliate has any express or implied commitment to (i) create or incur liability with respect to, or to cause to exist, any other employee benefit plan, program or arrangement,
(ii) enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

         Section 4.9 ERISA.

                  (a) Each of the Company Benefit Plans which is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has been determined by the IRS to be "qualified," within the meaning of such Section of the Code and the Company has no Knowledge of any circumstances which could result in revocation of such determination. No Company Benefit Plan is subject to Title IV of ERISA and the Company and its current and former ERISA Affiliates have never sponsored, maintained or contributed to an employee benefit plan that is subject to Title IV of ERISA. There have not been any non-exempt "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, involving the Company Benefit Plans which could subject the Company, its ERISA Affiliates or Buyer to the penalty or tax imposed under Section 502(i) of ERISA or Section 4975 of the Code. Except as set forth in Section 4.9(a) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation or golden parachute) becoming due to any director or employee of the Company, (ii) increase any benefits otherwise payable under any

Company Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

                  (b) No notice of a "reportable event," within the meaning of
Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Company Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA and which is intended to meet the requirements of Section 401(a) of the Code (a "Pension Plan"), or by the Company or any ERISA Affiliate within the 60-month period ending on the date hereof.

                  (c) As of the date hereof, neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither the Company nor its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of or by operation of Title IV of ERISA, including, without limitation, any material liability in connection with the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA, and no fact or event exists which could give rise to any such material liability.

                  (d) The Company and its ERISA Affiliates are not and have never been a sponsor or liable with respect to any multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (e) All contributions and premiums required by law or by the terms of any Company Benefit Plan in which employees of the Company and its ERISA Affiliates participate or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto).

                  (f) Each of the Company Benefit Plans has been maintained in accordance with its terms, applicable collective bargaining agreements and all provisions of applicable laws and regulations except to the extent that any failure to be so maintained will not have a Material Adverse Effect on the Company. All amendments and actions required to bring each of such Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable laws and regulations have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date.

                  (g) The liabilities of each Company Benefit Plan or Pension Plan that has been terminated or otherwise wound up, have been fully discharged in compliance with applicable law.

                  (h) Neither the Company nor any ERISA Affiliate maintains a welfare benefit plan providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense) except as disclosed in Section 4.9(h) of the Company's Disclosure Schedule, and the Company and each of the ERISA

Affiliates have complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder.

                  (i) No payments or benefits under any Company Benefit Plan or other agreement of the Company will be considered excess parachute payments under Section 280G of the Code or trigger a limitation on the ability of the Company to take a deduction under Section 162(m) of the Code.

                  (j) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Company Benefit Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Company Benefit Plans which, either individually or in the aggregate, could result in a Material Adverse Effect to the Company.

                  (k) There are no pending or threatened legal proceedings, claims or administrative actions which have been asserted or instituted against any of the Company Benefit Plans, the assets of any such Plans or the Company or any ERISA Affiliate or the plan administrator or any fiduciary of the Company Benefit Plans with respect to the operation of such plans, and, to the Knowledge of the Company, there is no basis for the institution of any such proceedings, claims or administrative actions.

         Section 4.10 Taxes. The Company has filed all federal, state and local income, franchise, excise, real and personal property and other tax returns and reports required to have been filed by it prior to the date hereof. All of such returns and reports are true and correct in all material respects, and the Company has paid or, prior to the Effective Time will pay, all taxes, interest and penalties shown on such returns or reports as being due or (except to the extent the same are contested in good faith) claimed to be due to any federal, state, local or other taxing authority. The Company has paid and will pay all installments of estimated taxes due on or before the Effective Time. All taxes and state assessments and levies which the Company is required by law to withhold or collect have been withheld or collected and have been paid to the proper Governmental Entity or are held by the Company for such payment. The Company has paid or made adequate provision in accordance with GAAP in the financial statements of the Company for all taxes payable in respect of all periods ending on or prior to the date of this Agreement and will have paid or provided for all taxes payable in respect of all periods ending on or prior to the Closing Date. As of the date hereof, all deficiencies proposed as a result of any audits have been paid or settled.

         Section 4.11 Compliance with Applicable Laws.

                  (a) The Company holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, except where the failure to have such licenses, franchises, permits or authorizations either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on the Company, and has complied with all applicable laws, statutes, orders, rules or regulations of any Governmental Entity relating to it, except where the failure to comply could not reasonably be expected to have a Material Adverse Effect on the Company.

                  (b) The Company has not received any notification or communication from any Regulatory Authority (i) asserting that the Company is not in compliance with any statutes, regulations or ordinances; (ii) threatening to revoke any license, franchise, permit or authorization; (iii) requiring or threatening to require the Company to, or indicating that the Company may be required to, enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, the operations of the Company, including without limitation, any restriction on the payment of dividends; (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of the Company, including without limitation, any restriction on the payment of dividends or in any manner relating to its capital adequacy, credit policies, management or overall safety and soundness or the ability of the Company to perform its obligations hereunder or indicating that the Company may be requested to enter into, or otherwise be subject to, any such commitment, letter, written agreement, memorandum of understanding or cease and desist order. The Company is not a party to any commitment, letter (other than letters addressed to regulated depository institutions generally), written agreement, memorandum of understanding or order to cease and desist with any Governmental Entity, including without limitation, any entity charged with the supervision or regulation of the Company or engaged in the insurance of Company deposits. The Company was rated "Satisfactory" or better following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. The Company has not received any notice of, or has any Knowledge of, any planned or threatened objection by any community group to the transactions contemplated hereby.

         Section 4.12 Voting Requirements. The affirmative vote of the holders of at least two-thirds of the Company Shares is the only vote necessary with respect to the Company or the Shareholders to approve this Agreement and consummate the transactions contemplated hereby.

         Section 4.13  Material Contracts.

                  (a) Section 4.13(a) of the Company Disclosure Schedule identifies each agreement, contract, arrangement, commitment and understanding (whether written or oral): (i) which is material to the financial condition, results of operations or business of the Company; (ii) which relates to the employment of any person, including without limitation, employment as a consultant, or the election or retention in office or severance of any present or former director or officer of the Company; ( iii) by and between the Company and any labor union; (iv) by and between the Company and any officer, director, shareholder, employee or Affiliate of the Company; (v) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment (whether of severance pay or otherwise) becoming due from the Company to any officer or employee thereof, (vi) which restricts in any manner the conduct of business by the Company, and (vii) which provides for any increase in, vesting of, or acceleration of, any benefits (including without limitation, any stock option plan, stock appreciation rights plan, restricted stock plan, stock purchase plan or employment agreement) as a result of consummation of any of the transactions contemplated by this Agreement. The Company has previously delivered to the Buyer true and complete copies of all employment, severance, consulting and deferred compensation agreements to which the Company is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) is referred to as a "Company Contract."

                  (b) (i) Each Company Contract constitutes the legal, valid and binding obligation of the Company and each other party thereto and is in full force and effect, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, (ii) the Company and each other party thereto has performed all obligations required to be performed by it to date under each such Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a breach or default on the part of the Company or any other party thereto under any such Company Contract, except for violations or defaults that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

         Section 4.14 Title and Condition of Assets and Property.

                  (a) The Company has good and valid title to all assets owned by it, free and clear of all Liens (except Liens for taxes not yet due and payable). The property and assets reflected in the Financial Statements or acquired after the dates of such Financial Statements, constitute all of the tangible assets and properties that the Company owns in connection with its business, and the conduct of such business as a going concern and, except for additions or dispositions in the ordinary course of business, include, together with any tangible assets and tangible properties leased or licensed to the Company, all material tangible assets and tangible properties used in such business as being presently conducted. The assets, properties, rights and contracts of the Company are sufficient to permit the Company to conduct its business as it is currently being conducted. The facilities, machinery, furniture, office and other equipment of the Company that are used in its business are in good operating condition and repair in all material respects, subject only to ordinary wear and tear, and are useable in the ordinary course of business as currently conducted by the Company.

                  (b) Except as set forth in Section 4.14(b) of the Company Disclosure Schedule, the Company does not own real estate, and is not a party to any contract pursuant to which it will, or may, become the owner of any real estate.

                  (c) Section 4.14(c) of the Company Disclosure Schedule contains a true, correct and complete list of (i) all depreciable personal property of the Company, and (ii) real estate or personal property that is leased to the Company and specifies, in the case of real estate, the location of each property, the use of the facility thereon, the name of the owner or the name of the lessor and the approximate square footage of floor area. The Company has delivered to the Buyer a copy of each lease by which the Company acquired its interest in the personal property or real estate described in Section 4.14(c) of the Company Disclosure Schedule, all of which documents are true and complete copies thereof as in effect on the date hereof.

         Section 4.15 Intellectual Property. Section 4.15 of the Company Disclosure Schedule contains a true, complete and correct list (including registration numbers and dates of filing, renewal, and termination) of all trademarks, patents, tradenames, material copyrights, domain names, service marks and licenses, all registrations and applications for any of the foregoing, and other material intellectual property (whether or not subject to statutory registration or protection) owned or used by the Company or in which the Company has an interest (whether licensed to or by the Company) (collectively the "Intellectual Property"). The Company owns or has the right to use all of the Intellectual Property necessary to conduct its operations and business as presently conducted and the Company does not know of any claim, or any basis for any claim, that it has infringed any intellectual property of any other person or that any other person has infringed any of the Intellectual Property. No third party has been permitted or licensed to use any of the Intellectual Property or been granted any option thereto, and no royalties or other fees are payable by the Company to any third party with respect to any of the Intellectual Property.

         Section 4.16 Affiliate Transactions. Since December 31, 2000, the Company has not been a party to any transaction (including any loan or other credit accommodation) with any Affiliate of the Company.

         Section 4.17 Undisclosed Liabilities. Except (i) as disclosed in the Financial Statements, and (ii) liabilities incurred subsequent to September 30, 2001 in the ordinary course of business or in connection with this Agreement, the Company has no liabilities or obligations of any nature whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected in the Financial Statements of the Company. No investigation or review by any Governmental Entity with respect to the Company is pending or, to the Company's Knowledge, threatened, nor has any such Governmental Entity indicated an intention to conduct any such investigation or review.

         Section 4.18 Environmental Matters.

                  (a) Each of the Company and, to the Knowledge of the Company, the Loan Properties (each as hereinafter defined), are, and have been, in compliance with all applicable environmental laws and with all rules, regulations, standards and requirements of the United States Environmental Protection Agency (the "EPA") and of state and local agencies with jurisdiction over pollution or protection of the environment, except in each case as have not been or would not be material.

                  (b) There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company threatened, before any governmental authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor), with respect to any environmental law, rule, regulation, standard or requirement or (ii) relating to the release into or presence in the Environment (as hereinafter defined) or any Hazardous Materials (as hereinafter defined) or Oil (as hereinafter defined) occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries except in each case as has not been or would not be material.

                  (c) To the Knowledge of the Company, there is no suit, claim, action or proceeding pending or threatened, before any governmental authority or other forum in which any Loan Property has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule, regulation, standard or requirement of (ii) relating to the release into or presence in the Environment of any Hazardous Material or Oil whether or not occurring at or on a site owned, leased or operated as a Loan Property, except in each case as have not been or would not be material.

                  (d) Neither the Company nor, to the Knowledge of the Company, any Loan Property, has received any written notice indicating that there is a possibility that a suit, claim, action or proceeding as described in subsection
(b) or (c) of this Section 4.18 could be initiated except in each case as has not been or would not be material. No facts or circumstances have come to the Company's attention which have caused it to believe that a material suit claim action or proceeding as described in subsection (b) or (c) of this Section 4.18 could reasonably be expected to occur.

                  (e) During the period of (i) the Company's ownership or operation of any of its properties or (ii) the Company's holding of a security interest in a Loan Property, to the Knowledge of the Company, there has been no release or presence of Hazardous Material or Oil in, on, under or affecting such property or Loan Property, except where such release or presence is not or would not, either individually or in the aggregate, be material. To the Knowledge of the Company, prior to the period of (x) the Company's ownership or operation of any of its properties or any previously owned or operated properties, or (y) the Company's holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil in, on, under or affecting any such property or Loan Property, except where such release or presence is not or would not, either individually or in the aggregate, be material.

                  (f) The Company is not an owner or operator of any Loan Property and there are no Participation Facilities.

                  (g) The following definitions apply for purposes of this
Section 4.18: (i) "Loan Property" means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term means the owner or operator of such property; (ii) "Participation Facility" means any facility in which the Company participates or has participated in the management and, where required by the context, said term means the owner or operator of such property; (iii) "Hazardous Material" means any pollutant, contaminant, or hazardous substance or hazardous material as defined in or pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss.9601 et seq., or any other federal, state, or local environmental law, regulation, or requirement;
(iv) "Oil" means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. ss.1251 et seq., or any other federal, state, or local environmental law, regulation, or requirement; and (v) "Environment" means any soil, surface waters, groundwaters, stream sediments, surface or subsurface strata, and ambient air, and any other environmental medium.

         Section 4.19 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or any of their properties which has had or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or the conduct of business by the Company as currently conducted or as proposed to be conducted by the Company.

         Section 4.20 Certain Business Practices. Neither the Company nor, to the Knowledge of the Company, any director, officer, or employee of the Company has in any material respect (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other similar unlawful payment.

         Section 4.21 Brokers. No broker or finder is entitled to any broker's or finder's fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

         Section 4.22 Board Approval. The Board of Directors of the Company has, by resolutions duly adopted and not subsequently rescinded or modified in any way (the "Company Board Approval"), (i) subject to Section 7.7 hereof, determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and (iii) subject to Section 7.7 hereof, recommended that the shareholders of the Company adopt this Agreement and approve the Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company's shareholders. The Company Board Approval constitutes approval of this Agreement and the Merger for purposes of
Section 907 of the New York Law and no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

         Section 4.23 Opinions of the Company's Financial Advisor. The Company has received the opinion of Danielson & Company (the "Company Financial Advisor"), dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the Company and its shareholders, a copy of which opinion has been made available to Buyer.

         Section 4.24 Deposits. None of the deposits of the Company is a "brokered" deposit as defined in 12 U.S. Code Section 1831f(g).

         Section 4.25 Regulation O. The Company has made no loan which is subject to Regulation O promulgated by the Board of Governors of the Federal Reserve System except in compliance with such Regulation O.

         Section 4.26  Loan Portfolio.


                  (a) With respect to each loan owned by the Company in whole or in part (each, a "Loan"):

                  (i) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  (ii) neither the Company nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

                  (iii) the Company is the sole holder of legal and beneficial title to each Loan (or the Company's applicable participation interest, as applicable), except as otherwise referenced on the books and records of the Company;

                  (iv) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

                  (v) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a Loan, except as otherwise referenced on the books and records of the Company;

                  (vi) there is no litigation or proceeding pending or threatened relating to the property that serves as security for a Loan that would reasonably be expected to have a Material Adverse Effect upon the borrower or guarantor of the related Loan, or upon the loan itself, except as otherwise disclosed by documents in the applicable Loan file; and

                  (vii) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable, except as otherwise disclosed by documents in the applicable Loan file, in each case ((i) through (vii), each inclusive, above) other than Loans as to which the failure to satisfy the foregoing standards, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

                  (b) The allowance for loan losses reflected on the Financial Statements, as of their respective dates, is, to the Company's Knowledge, adequate to provide for possible or specific losses, net of recoveries relating to Loans previously charged off and on Loans outstanding, and is, to the Company's Knowledge, consistent with applicable regulatory standards to provide for the reasonably anticipated losses with respect to the Company's loan portfolio based upon information reasonably available at the time.

                  (c) Section 4.26 of the Company's Disclosure Schedule sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the Company that have been classified (whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import as of September 30, 2001. The other real estate owned ("OREO") included in any non-performing assets of the Company is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

         Section 4.27 Administration of Fiduciary Accounts. The Company has no accounts for which it acts as a fiduciary.

         Section 4.28 Insurance. Section 4.28 of the Company's Disclosure Schedule sets forth a summary of all material policies of insurance of the Company currently in effect, which summary is accurate and complete in all material respects. All such policies are in full force and effect and the Company has not received any notice of cancellation with respect thereto and there have been no lapses of coverage. All property and casualty insurance policies are written on an occurrence basis. The Company has no life insurance policies on the lives of any of the current and former officers and directors of the Company which are maintained by the Company or which are otherwise included as assets on the books of the Company.

         Section 4.29 Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in any exhibit, list, certificate, document or schedule delivered or to be delivered pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statement contained therein in light of the circumstances under which they were made not misleading.

                                    ARTICLE V

          REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUBSIDIARY

         Buyer and Merger Subsidiary jointly and severally represent and warrant to the Company that, except as disclosed in the Buyer disclosure schedule which is attached to this Agreement (the "Buyer Disclosure Schedule"):

         Section 5.1  Organization and Qualification.

                  (a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each of Buyer and Merger Subsidiary has the requisite corporate power and authority to conduct its business as it is now being conducted.

                  (b) Bath National Bank is a national banking association duly organized and validly existing. The deposits of Bath National Bank are insured by the FDIC through the BIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Bath National Bank.

         Section 5.2 Ownership of Merger Subsidiary. Buyer owns all of the issued and outstanding shares of capital stock of Merger Subsidiary, free and clear of any lien or encumbrance.

         Section 5.3.  Capitalization.

                  (a) The authorized capital stock of Buyer consists of 50,000,000 shares of Buyer

Common Stock, 10,000 shares of Class A 3% cumulative preferred stock and 200,000 shares of Class B 8.48% cumulative preferred stock, par value $100 per share. As of December 31, 2001, (i) 11,021,314 shares of Company Common Stock were issued and outstanding, (ii) 1,583 shares of 3% cumulative preferred stock and 175,855 shares of 8.48% cumulative preferred stock were issued and outstanding, and
(iii) 315,671 shares of Company Common Stock were held by the Company in its treasury. As of December 31, 2001, 1,110,353 shares of Company Common Stock were reserved for issuance upon the exercise of stock options granted pursuant to Buyer's 1999 Management Stock Incentive Plan and 296,142 shares of Company Common Stock were reserved for issuance upon the exercise of stock options granted pursuant to Buyer's 1999 Directors' Stock Incentive Plan. All outstanding shares of Buyer capital stock have been duly authorized and validly issued and are fully paid and (except as provided by applicable law) nonassessable. The shares of Buyer Common Stock to be issued in connection with the Merger have been duly authorized and, when issued in accordance with the terms of this Agreement and the Merger, will be validly issued, fully paid, (except as provided by applicable law) nonassessable and free and clear of any preemptive rights.

                  (b) All issued and outstanding shares of capital stock of Bath National Bank is owned by Buyer.

         Section 5.4 Authority Relative to Agreement. Each of Buyer and Merger Subsidiary has the necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Buyer and Merger Subsidiary (including the Bank Merger) have been duly and validly authorized and approved by the respective boards of directors of Buyer, Merger Subsidiary, and Bath National Bank, and by Buyer as the sole stockholder of Merger Subsidiary and Bath National Bank and no other corporate proceedings on the part of Buyer or Merger Subsidiary are necessary to authorize and approve this Agreement or to consummate the transactions contemplated hereby. The Buyer has no reason to believe that (i) any required Consents or approvals will not be received, or that (ii) any Governmental Entity, including the Banking Department, the OCC, or the Federal Reserve, will object to the completion of the transactions contemplated by this Agreement (including the Bank Merger). This Agreement has been duly executed and delivered by each of Buyer and Merger Subsidiary and constitutes the valid and binding obligation of Buyer and Merger Subsidiary enforceable against each of them in accordance with its terms except as such enforceability may be limited by general principles of equity or principles applicable to creditors' rights generally.

         Section 5.5  No Conflicts; Required Filings and Consents.

                  (a) None of the execution and delivery of this Agreement by Buyer or Merger Subsidiary, the consummation by Buyer or Merger Subsidiary of the transactions contemplated hereby or compliance by Buyer or Merger Subsidiary with any of the provisions hereof will, (i) conflict with or violate the Certificate of Incorporation or By-laws of Buyer or Merger Subsidiary, (ii) subject to receipt or filing of the Consents referred to in Section 5.5(b), conflict with or violate any statute, ordinance, rule, regulation, order, judgment or decree applicable to Buyer or Merger Subsidiary, or by which either of them or any of their respective properties or assets may be bound or affected, or (iii) result in a violation or breach of or constitute a default

(or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, charge, security interest, pledge, or encumbrance of any kind or nature (any of the foregoing being a "Lien") on any of the property or assets of Buyer or Merger Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Merger Subsidiary is a party or by which Buyer or Merger Subsidiary or any of their respective properties may be bound or affected.

                  (b) None of the execution and delivery of this Agreement by Buyer or Merger Subsidiary, the consummation by Buyer or Merger Subsidiary of the transactions contemplated hereby or compliance by Buyer or Merger Subsidiary with any of the provisions hereof will require any consent, waiver, license, approval, authorization, order or permit of, or registration or filing with or notification to Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the certificate of merger under New York Law, (iii) certain state takeover, securities and "blue sky" statutes, and (iv) the obtaining of regulatory approvals as set forth in
Section 5.4 of the Buyer Disclosure Schedule (any of the foregoing being a "Consent").

         Section 5.6. Buyer Shareholder Approval. This Agreement and the transactions contemplated hereby, including the issuance of shares of Buyer Stock pursuant to Article III hereof, do not require the approval of the holders of any shares of capital stock of Buyer.

         Section 5.7 Brokers. No broker or finder is entitled to any broker's or finder's fee in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Merger Subsidiary.

         Section 5.8 Ability to Pay Merger Consideration. Buyer will have available to it as of the Effective Time sufficient shares of Buyer Stock authorized to permit it to deliver or cause to be delivered the aggregate Merger Consideration to Shareholders of the Company as set forth in Section 3.1.

         Section 5.9 Absence of Certain Changes or Events. There has not been any material adverse change in the business, operations, prospects, assets or financial condition of Buyer since September 30, 2001, and to the best Knowledge of the Buyer, no fact or condition exists which Buyer believes will cause such a material adverse change in the future.

         Section 510 Legal Proceedings. Neither Buyer nor the Merger Subsidiary is a party to any, and there are no pending, or to the Knowledge of Buyer and the Merger Subsidiary, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Buyer or Merger Subsidiary, except such proceedings, claims actions or governmental investigations which in the good faith judgment of Buyer and Merger Subsidiary will not have a Material Adverse Effect on the business, operations, assets or financial condition of Buyer and Merger Subsidiary. Neither Buyer nor Merger Subsidiary is a party to any order, judgment or decree which materially adversely affects the business, operations, assets or financial condition of Buyer or Merger Subsidiary.

         Section 5.11. SEC Documents; Regulatory Filings. Buyer has timely filed all SEC Documents required by the Securities Laws and all reports and notices with the Nasdaq Stock Market Inc. required to be filed by the rules and regulations of the Nasdaq Stock Market Inc. and the Exchange Act (collectively, the "Nasdaq Reports"). The SEC Documents and the Nasdaq Reports are true, complete and correct as of their respective dates, in all material respects, and neither any SEC Documents nor any Nasdaq Reports contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading. Buyer and each of the Buyer's Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, except where the failure to so file would not have a Material Adverse Effect, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects, and none of the reports contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading.

         Section 5.12 Financial Statements. The Buyer Financial Statements filed by Buyer in SEC Documents prior to the date of this Agreement fairly present in all material respects the consolidated financial position of Buyer and its consolidated Subsidiaries as of the dates indicated and the consolidated results of operations, changes in stockholders' equity and cash flows of Buyer and its consolidated Subsidiaries for the periods then ended and each such financial statement has been prepared in conformity with GAAP applied on a consistent basis.

         Section 5.13 Information Supplied. None of the information supplied or to be supplied by Buyer or Merger Subsidiary specifically for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act, except that no representation or warranty is made by Buyer or Merger Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Registration Statement.

         Section 5.14 Disclosure. No representation or warranty by the Buyer or Merger Subsidiary in this Agreement, no information provided by Buyer in writing and no statement contained in any exhibit, list, certificate, document or schedule delivered or to be delivered pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statement contained therein in light of the circumstances under which they were made not misleading.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

         Section 6.1  Conduct of the Business Pending the Merger.

                  (a) From and after the date hereof, prior to the Effective Time, except as contemplated by this Agreement or unless Buyer shall otherwise agree in writing, the Company shall carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and to use reasonable efforts to conduct its business in a manner consistent with the budgets and plans heretofore made available to Buyer, and shall use its reasonable best efforts to preserve intact its present business organizations, keep available the services of its employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it to the end that its goodwill and on-going business shall not be impaired in any material respect at the Effective Time and shall take no action which would materially adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. Unless Buyer shall otherwise agree in writing (or except as permitted or required by this Agreement), prior to the Effective Time, the Company shall not, to the extent within its reasonable control, allow any representation or warranty of the Company to become inaccurate or:

                  (i) declare, set aside, or pay any dividends on, or make any other distributions in respect of, any of its capital stock, split, combine or reclassify any of its capital stock or, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other equity securities thereof or any rights, warrants, or options to acquire any such shares or other securities;

                  (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities of the Company or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities;

                  (iii)    amend its Certificate of Incorporation or By-laws;

                  (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or any assets that are material to the Company, individually or in the aggregate;

                  (v) subject to a Lien or sell, lease or otherwise dispose of any of its material properties or assets except in the ordinary course of business;

                  (vi) incur any indebtedness for borrowed money or any non-deposit liability or guarantee any such indebtedness of another Person, issue or sell any debt securities of the Company, guarantee any debt securities of another person or enter into any "keep well" or other agreement to maintain any financial condition of another Person, except, in any such case, for borrowings or other transactions incurred in the ordinary course of business including to repay existing indebtedness pursuant to the terms thereof, or except in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person, or settle or compromise any material claims or litigation;

                  (vii) except for commitments issued prior to the date of this Agreement, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $50,000 in the aggregate, or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $25,000, or approve any real estate secured loans in excess of $100,000 or any unsecured loans in excess of $10,000.

                  (viii) enter into, renew, extend or modify any other transaction with any Affiliate;

                  (ix) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

                  (x) make any change in policies with regard to the extension of credit, the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, investment, asset/liability management or other Company policies in any material respect except as may be required by changes in applicable law or regulations or in GAAP or by applicable regulatory authorities or enter into any new areas of lending, new loan categories or loan types, or open new loan origination offices;

                  (xi) sell any OREO or loan (other than loans secured by one- to four-family real estate and OREO properties which generate no book loss);

                  (xii) authorize any of, or commit or agree to take any of, the foregoing actions;

                  (xiii) recruit, hire or contract with any new personnel, except with respect to non-officer positions, in which case Buyer will be provided a copy of the job posting in advance of internal posting or publication; or

                  (xiv) authorize or permit any employee salary or benefit increases in excess of 10% of an employee's level of salary or benefits existing at September 30, 2001, provided, however, that the Company may pay bonuses to its senior executive officers as provided in
                           Schedule 6.1(a)(xiv).

                  For purposes of this Section 6.1, it shall not be considered in the ordinary course of business for the Company to do any of the following:
(i) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $50,000, other than pledges of assets to secure government deposits, to exercise trust powers, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by the Company or repurchase agreements made, in each case, in the ordinary course of business; or (ii) undertake or enter into any lease, contract, capital expenditure or other commitment for its account, other than in the normal course of providing credit to customers as part of its business, involving a payment by the Company of more than $25,000 annually, or containing a material financial commitment and extending beyond 12 months from the date hereof.

                  (b) Advice of Changes. The Company shall promptly provide the Buyer copies of all filings made by the Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. The Company shall, before settling or compromising any income tax liability, consult with Buyer and its advisors as to the positions and elections that will be taken or made with respect to such matter.

         Section 6.2 System Conversions. From and after the date hereof, the Buyer and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company's data processing and related electronic informational systems to those used by the Buyer and its Subsidiaries, which planning shall include, but not be limited to, discussion of the possible termination by the Company of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Company in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Company shall not be obligated to take any such action prior to the Effective Time and provided further that no conversion shall take place prior to the Effective Time. In the event that the Company takes, at the request of the Buyer, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees, expenses or charges, the Buyer shall indemnify the Company for any such fees, expenses and charges, and the costs of reversing the conversion process, if for any reason the Merger is not consummated in accordance with the terms of this Agreement.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

         Section 7.1  Access to Information.

                  (a) From the date hereof through the Effective Time, the Company shall afford to Buyer and Buyer's accountants, counsel and other representatives full and complete access during normal business hours (and at such other times as the parties may mutually agree) to the Company's properties, assets, books, contracts, commitments, records and personnel so as to permit Buyer to perform a due diligence review as contemplated by Section 9.1(h); and during such period, shall furnish promptly to Buyer all information concerning its business, properties and personnel as Buyer may reasonably request.

                  (b) The Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will advise each other in writing if, and make approximate substitute disclosure arrangement under circumstances in which, the restrictions of the preceding sentence apply. Furthermore, notwithstanding anything to the contrary herein, the Company shall not be required to provide Buyer with any information regarding a Takeover Proposal (as hereinafter defined) except as required by Section 7.7 hereof. Buyer shall hold, and shall cause its employees, agents and representatives to hold, in confidence all "Confidential Information" in accordance with the terms of the Confidentiality Agreement dated July 11, 2001, by and between Buyer and the Company, which shall remain in full force and effect in accordance with the terms thereof, including, without limitation, in the event of termination of this Agreement. No investigation pursuant to this Section 7.1 shall limit any representation or warranty of the Company or Buyer.

         Section 7.2 Shareholders' Meeting. The Company shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-laws, to convene the Company Special Shareholders Meeting for the purpose of considering and taking action upon the Merger and this Agreement.

         Section 7.3 Public Announcements. On or before the Closing Date, Buyer and the Company shall not (nor shall they permit any of their respective Affiliates to), without prior consultation with the other party and such other party's review of and consent to any public announcement concerning the transactions contemplated by this Agreement, issue any press release or make any public announcement with respect to such transactions except such disclosures as may be required by law. During such period, Buyer and the Company shall, to the extent practicable, allow the other party reasonable time to review and comment on such release or announcement in advance of its issuance and use reasonable efforts in good faith to reflect the reasonable and good faith comments of such other party, provided, however, no party shall be prevented from making any disclosure required by law at the time so required. The parties intend that the initial announcement of the terms of the Merger shall be made by joint press release of Buyer and the Company.

         Section 7.4  Undertakings by the Company

                  (a) The Company shall provide Buyer, within ten (10) days of the end of each calendar month, a written list of nonperforming assets (the term "nonperforming assets," for purposes of this subsection, means (i) loans that are "troubled debt restructuring" as defined in Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month and (v) impaired loans);

                  (b) On or before the Effective Time, and at the request of Buyer, the Company shall establish, consistent with GAAP, such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of the Company to those of Buyer (as such practices and methods are to be applied to the Company from and after the Closing Date) and Buyer's plans with respect to the conduct of the business of the Company following the Merger and otherwise to reflect Merger-related expenses and costs incurred by the Company, provided, however, that the

Company shall not be required to take such action (i) more than two (2) business days prior to the Closing Date and (ii) unless Buyer agrees in writing that all conditions to closing set forth in Section 8.3 have been satisfied or waived (except for the expiration of any applicable waiting periods); prior to the delivery by Buyer of the writing referred to in the preceding clause, the Company shall provide Buyer a written statement, certified without personal liability by the chief executive officer of the Company and dated the date of such writing, that the representation made in Section 4.29 hereof is true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representation from being true as of such date; and no accrual or reserve made by the Company or any of its Subsidiaries pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 9.1 hereof. No action shall be required to be taken by the Company pursuant to this
Section 7.4 if, in the opinion of the Company's independent accountants, such action would contravene GAAP.

         Section 7.5  Efforts; Consents.

                  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Merger and to cooperate with each other in connection with the foregoing. Without limiting the generality of the foregoing, each of the Company, Merger Subsidiary and Buyer shall make or cause to be made all required filings with or applications to Regulatory Authorities and use its best efforts to (i) obtain all necessary consents of all Regulatory Authorities and other third parties, necessary for the parties to consummate the transactions contemplated hereby, (ii) oppose, lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (iii) fulfill all conditions to this Agreement.

                  (b) Without limiting the foregoing, the Company and Buyer shall cooperate in promptly preparing and filing as soon as practicable, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities and Regulatory Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities and Regulatory Authorities. The Buyer and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Buyer or the Company, as the case may be, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entities or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                  (c) The Buyer and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Buyer or the Company or any of their respective Subsidiaries to any Governmental Entity or Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement.

                  (d) The Buyer and the Company shall promptly advise and inform each other upon receiving (and the Buyer shall so advise with respect to communications received by any Affiliate of the Buyer) any communication, written or oral, from any Governmental Entity or Regulatory Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement. To the extent that any such communication is in writing, the receiving party shall furnish a copy to the other party.

                  (e) The Buyer shall, as promptly as practicable following the preparation thereof, file the Registration Statement with the SEC and the Company and the Buyer shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act. The Buyer shall advise the Company, promptly after the Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock issuable pursuant to the Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

                  (f) The Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

         Section 7.6 Notice of Breaches. The Company shall give prompt notice to Buyer, and Buyer or Merger Subsidiary shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement which has become untrue or inaccurate in any material respect, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that such notification shall not excuse or otherwise affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         Section 7.7  Acquisition Proposals.

                  (a) The Company shall, and shall direct and cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly: (i) solicit, initiate or encourage, including by way of furnishing information, or take any other action designed or reasonably likely to facilitate, including, without limitation, any adoption of any rights or similar plan, the grant of any option or proxy or otherwise except to Buyer, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) subject to paragraph (b) of this Section 7.7, provide any information or data to any third party in connection with any Takeover Proposal or participate in any discussions or negotiations regarding any Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer or director of the Company or any financial advisor, attorney, accountant, or other representative of the Company, shall be deemed to be a breach of this
Section 7.7 by the Company. "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company or 15% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (other than the transactions contemplated by this Agreement) or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would reasonably be expected to diminish materially the benefits to Buyer of the transactions contemplated by this Agreement.

                  (b) Except as set forth in this Section 7.7, neither the Board of Directors of the Company nor any committee thereof shall: (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, or take any action not explicitly permitted by this Agreement that would be inconsistent with, the approval or recommendation by such Board of Directors or such committee of the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, (iii) provide any information or data to any third party in connection with a Takeover Proposal or participate in any discussions or negotiations regarding any Takeover Proposal or (iv) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the board of directors of the Company determines in good faith, upon advice from outside counsel, that it is necessary to do so in order to comply with their fiduciary duties under applicable law, the board of directors of the Company may (subject to this and the following sentences): (x) withdraw or modify its approval or recommendation of the Merger, or (y) approve or recommend a Superior Proposal (as defined below) or terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to any Superior Proposal), but in each of the cases set forth in this clause
(y), only at a time that is after the fifth (5th) day following Buyer's receipt of written notice advising Buyer that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Company Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the board of directors of the Company determines in its good faith judgment (based on the advice of a financial advisor mutually acceptable to the Company and Buyer) to be materially more favorable to the Company's shareholders than the Merger and for which third-party financing, to the extent required, is then firmly committed.

                  (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 7.7, the Company shall promptly (but in any event within forty-eight hours of receipt) advise Buyer orally and in writing of any request by any person for information about the Company or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or the Takeover Proposal. The Company shall keep Buyer fully and promptly informed of the status and details (including amendments or proposed amendments) of any request by any person for information about the Company or of any Takeover Proposal.

         Section 7.8 Related Agreements. Simultaneously with the execution and delivery of this Agreement, or as otherwise provided below, and as material consideration for the execution and delivery of this Agreement by Buyer and Merger Subsidiary, each of the Persons listed on Schedule 7.8 to this Agreement is entering into a Shareholders' Agreement in the form of Exhibit A hereto.

         Section 7.9 Advice of Changes. The Buyer and the Company shall each promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         Section 7.10 Update of Disclosure Schedules. From time to time prior to the Effective Time, the Company and the Buyer will promptly supplement or amend their respective Disclosure Schedules to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information on the Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Disclosure Schedules nor any investigation by the Company or the Buyer, before or after execution of this Agreement, shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.2 and Section 8.3, respectively, hereof or compliance by the Buyer or the Company with the covenants set forth in Articles VI and VII hereof.

         Section 7.11  Indemnification.

                  (a) From and after the Effective Time through the one-year anniversary of the Effective Time, Buyer shall indemnify and hold harmless each present and former director, officer and employee of the Company determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the extent covered by directors and officers insurance maintained by the Company (collectively, "Claims"), to the fullest extent to which such Indemnified Parties would be entitled under New York law and the Certificate of Incorporation and By-laws of the Company as in effect on the date hereof.

                  Any Indemnified Party wishing to claim indemnification under this Section 7.11(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Buyer, but the failure to so notify shall not relieve Buyer of any liability it may have to such Indemnified Party if such failure does not materially prejudice Buyer. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Buyer and Buyer shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel of such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Buyer shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld.

                  In the event that Buyer or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 7.11, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Indemnified Parties.

                  (b) From and after the Effective Time, Buyer shall maintain a directors' and officers' liability insurance policy covering the Indemnified Parties Costs in connection with any Claims for a period of not less than one
(1) years after the Effective Time at annual premiums no greater than 150% of the annual premium of the directors' and officers' liability insurance maintained by the Company as of the date hereof.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

         Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

                  (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Shareholders;

                  (b) All necessary regulatory, governmental or third-party approvals, waivers, clearances, authorizations and Consents (including, without limitation, from the Banking Department and the Federal Reserve Board and the OCC) required to consummate the transactions contemplated hereby shall have been obtained, all conditions required to be satisfied prior to the Effective Time by the term of such approvals and consents shall have been satisfied, any applicable waiting periods shall have expired or been terminated and any other Consents from Regulatory Authorities and other third parties which in any case are required to be received prior to the Effective Time with respect to the transactions contemplated hereby shall have been received; and

                  (c) The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction; provided, however, that the parties shall use their best efforts to cause any such order, judgment, decree, injunction or ruling to be vacated or lifted.

         Section 8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional conditions, unless waived by the Company, that:

                  (a) The representations and warranties of Buyer and Merger Subsidiary contained in this Agreement shall be true in all material respects when made and at and as of the Effective Time as if made at and as of such time, and the Company shall have received a certificate of an officer of Buyer and Merger Subsidiary, without personal liability to that officer, to that effect.

                  (b) Buyer and Merger Subsidiary shall have performed or complied in all material respects with all agreements and covenants required to be performed by each of them under this Agreement at or prior to the Effective Time and the Company shall have received a certificate of the President of Buyer and Merger Subsidiary, without personal liability to that officer, to that effect.

                  (c) The Company shall be in receipt of a legal opinion from Nixon Peabody LLP, counsel to Buyer and Merger Subsidiary, in form and substance reasonably satisfactory to the Company.

                  (d) The shares of Buyer Common Stock issuable to the Company's shareholders as contemplated by this Agreement shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

                  (e) The Registration Statement (including any post-effective amendment thereto) shall be effective under the Securities Act, and no proceeding shall be pending or threatened by the SEC to suspend the effectiveness of such Registration Statement, and the Buyer shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary.

                  (f) The Company shall be in receipt of an opinion from R.A. Mercer & Co., P.C., certified public accountants, that the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code.

         Section 8.3 Conditions to Obligations of Buyer and Merger Subsidiary to Effect the

Merger. The obligations of Buyer and Merger Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by Buyer:

                  (a) The representations and warranties of the Company contained in this Agreement shall be true in all material respects when made and at and as of the Effective Time as if made at and as of such time, and Buyer and Merger Subsidiary shall have received a certificate of an officer of the Company, without personal liability to that officer, to that effect.

                  (b) The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Effective Time and Buyer and Merger Subsidiary shall have received a certificate of the President of the Company, without personal liability to that officer, to such effect.

                  (c) There shall not have occurred any change in the business, assets, financial condition or results of operations of the Company or any of its Subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (d) Buyer shall be in receipt of a legal opinion of Harris Beach LLP, counsel to the Company, in form and substance reasonably satisfactory to Buyer.

                  (e) At or prior to the Effective Time, Company shall deliver to Buyer evidence satisfactory to Buyer of the resignations of those directors and officers of Company that are requested by Buyer, such resignations to be effective at the Effective Time. Such resignations shall not affect any rights of those directors and officers to receive contracted-for severance benefits to which they would otherwise be entitled.

                  (f) The Related Agreements have been executed and delivered by the respective parties thereto and continue in full force and effect.

                  (g) Shareholder approval shall have been obtained for consummation by the Company of the transactions contemplated hereby, including without limitation, the Merger.

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

         Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the
Shareholders:

                  (a) by mutual written consent of Buyer and the Company;

                  (b) by the Company, upon a material breach of this Agreement on the part of Buyer or Merger Subsidiary which has not been cured within 30 days of written notice of such breach and which would have a Material Adverse Effect on the Company or would materially impair the parties' abilities to consummate the transactions contemplated hereby;

                  (c) by Buyer, upon a material breach of this Agreement on the part of the

Company which has not been cured within 30 days of written notice of such breach and which would have a Material Adverse Effect on the Buyer or would materially impair the parties' abilities to consummate the transaction contemplated hereby;

                  (d) by Buyer or the Company if any court of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction or ruling, after reasonable efforts on the part of Buyer and the Company to resist, resolve or lift, which permanently restrains, enjoins or otherwise prohibits the Merger and such order, judgment, decree, injunction or ruling shall have become final and nonappealable;

                  (e) by either Buyer or the Company if the Merger shall not have been consummated on or before May 31, 2002, provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under this Agreement;

                  (f) by either Buyer or the Company upon written notice to the other party 45 days after the date on which any Application for regulatory approval shall have been denied or withdrawn at the request or recommendation of the Regulatory Authority which must grant such regulatory approval, unless within the 45-day period following such denial or withdrawal a petition for rehearing or an amended Application has been filed with the applicable Regulatory Authority, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(f) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                  (g) by the Company if it receives a Superior Proposal and the Company's Board of Directors determines that it would be in accordance with their fiduciary duties, based upon the advice of its outside legal counsel, to accept the third party proposal; provided, however, that in such event the Company shall not be permitted to terminate this Agreement pursuant to this
Section 9.1(g) unless it has complied with the provisions of Section 7.7; or

                  (h) by the Buyer by written notice to the Company delivered in accordance with the provisions of Section 10.1 hereof not later than thirty (30) days after the date hereof indicating that Buyer is not satisfied with the results of its due diligence review of the Company and the Company's business, properties, assets, books, contracts, commitments, records and personnel.

         Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Buyer or the Company, as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of any of the Company, Buyer or Merger Subsidiary or their respective officers or directors; provided that Sections 9.2, 9.3, the penultimate sentence of Section 7.1(b) and the provisions of Article 10 (other than Section 10.3) shall survive such termination.

         Section 9.3  Fees and Expenses.

                  (a) Whether or not the Merger is consummated, except as otherwise expressly provided in this Agreement all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

                  (b) In the event of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with the enforcement of its rights hereunder.

                  (c) In order to induce Buyer and Merger Subsidiary to enter into this Agreement and to reimburse Buyer and Merger Subsidiary for their costs and expenses in connection with this Agreement and the transactions contemplated hereby, the Company shall pay to Buyer $75,000 cash, in the event that this Agreement is terminated by the Company pursuant to Section 9.1(g).

         Section 9.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval hereof by the Shareholders, but, after such approval, no amendment shall be made which (i) changes the form or decreases the amount of the Merger Consideration, (ii) in any way materially adversely affects the rights of the Shareholders or (iii) under applicable law would require approval of the Shareholders without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         Section 9.5 Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                    ARTICLE X

         Section 10.1 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), by registered or certified mail, postage prepaid, return receipt requested, or by overnight courier (providing proof of delivery), addressed as follows:


         If to the Company:

                  Bank of Avoca
                  18 N. Main Street
                  Avoca, New York 14809
                  Attention: Karl V. Anderson, Jr., President and Chief Executive Officer

         With copies to:

                  Beth Ela Wilkens, Esq.
                  Harris Beach LLP
                  99 Garnsey Road
                  Pittsford, New York 14534
                  Telecopy: 716-419-8818

         If to Buyer:

                  Financial Institutions, Inc.
                  220 Liberty Street
                  Warsaw, New York 14569-0227
                  Attention: Peter G. Humphrey, Chairman and Chief Executive Officer
                  Telecopy:  716-786-1108

         With a copy to:

                  Bruce J. Baker, Esq.
                  Nixon Peabody LLP
                  Clinton Square
                  Rochester, New York 14603
                  Telecopy:  716-263-1600

         If to Merger Subsidiary:

                  Bath National Corporation
                  44 Liberty Street
                  Bath, New York  14810
                  Attention:  Douglas McCabe, President and Chief Executive
                  Officer
                  Telecopy No.:  607-776-4510

         With a copy to:

                  Bruce J. Baker, Esq.
                  Nixon Peabody LLP
                  Clinton Square
                  Rochester, New York 14603
                  Telecopy:  716-263-1600

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

         Section 10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

         Section 10.3 Specific Performance. The Company acknowledges that the Company Shares and the Company's business and assets are unique, and that if the Company shall refuse to consummate the transaction contemplated by this Agreement in breach of its obligations hereunder, such failure by the Company will cause irreparable harm to Buyer for which there will be no adequate remedy at law, in which event Buyer shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement.

         Section 10.4 Entire Agreement. This Agreement (including the documents and instruments referred to herein (including without limitation, the Company Disclosure Schedule and the Buyer Disclosure Schedule)), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

         Section 10.5 Assignments; Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer or Merger Subsidiary may assign this Agreement to any Affiliate of Buyer or Merger Subsidiary, respectively, without necessity of obtaining the Company's consent to such assignment, provided however, that notwithstanding such assignment, Buyer or Merger Subsidiary, as the case may be, shall remain liable for performance of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights, except for the provisions of Article III and Sections 7.7 and 7.11.

         Section 10.6 Governing Law. This Agreement, shall be governed in all respects by the laws of the State of New York (without giving effect to any provisions thereof relating to conflicts of laws that would require application of the laws of any other jurisdiction). The exclusive venue for the adjudication of any dispute or proceeding arising out of this Agreement or the performance thereof shall be the courts located in the County of Monroe, State of New York and the parties hereto and their affiliates each consents to and hereby submits to the jurisdiction of any court located in the County of Monroe, State of New York or Federal courts in the Western District of New York.

         Section 10.7 Headings; Disclosure. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         Section 10.8 Certain Definitions and Rules of Construction.

                  (a) As used in this Agreement:

                  "Affiliate," as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

                  "Agreement" has the meaning set forth in the preamble.

                  "Applications" means all applications for regulatory approval which are required by the transactions contemplated hereby.

                  "Acquisition Agreement" has the meaning set forth in Section 7.7(b).

                  "Average Sales Price" means the average of the daily closing prices per share of Buyer Stock on the NASDAQ National Market for the 30 trading days immediately prior to the Effective Date, as reported by The Wall Street Journal (Northeast edition), or, if not so reported thereby, as reported by any other authoritative source.

                  "Bath National Bank" has the meaning set forth in the recitals to this Agreement.

                  "Bank Merger" has the meaning set forth in Section 1.1.

                  "Banking Department" means the New York State Banking Department.

                  "BHCA" means the Company Holding Company Act of 1956, as amended.

                  "BIF" means the Company Insurance Fund administered by the FDIC.

                  "Business Day" shall mean any day, Monday-Friday, on which national Banks may legally be open for business in New York.

                  "Buyer" has the meaning set forth in the preamble.

                  "Buyer Disclosure Schedule" has the meaning set forth in the introductory paragraph of Article V.

                  "Buyer Financial Statements" mean (i) the consolidated balance sheets of Buyer as at September 30, 2001 and as at December 31, 2000 and 1999 and the related consolidated statements of income, cash flows and changes in stockholders' equity (including related notes, if any) for the nine months ended September 30, 2001 and each of the three years ended December 31, 2000, 1999 and 1998, respectively, as filed by Buyer in SEC Documents.

                  "Buyer Common Stock" has the meaning set forth in the recitals.

                  "Certificate of Merger" has the meaning set forth in Section 1.3.

                  "Certificates" has the meaning set forth in Section 3.2.

                  "Closing Date" has the meaning set forth in Section 1.2.

                  "Code" has the meaning set forth in the preamble.

                  "Company" has the meaning set forth in the preamble.

                  "Company Benefit Plans" has the meaning set forth in Section 4.8(a).

                  "Company Board Approval" has the meaning set forth in Section 4.22.

                  "Company Contract" has the meaning set forth in Section 4.13.

                  "Company Financial Advisor" has the meaning set forth in
Section 4.23.

                  "Company Shares" has the meaning set forth in the recitals.

                  "Company Disclosure Schedule" has the meaning set forth in the introductory paragraph of Article IV.

                  "Company Special Shareholders Meeting" means the special meeting of shareholders of the Company called for the purpose of voting on and approving the Merger and relation transactions contemplated by this Agreement, as and to the extent required by New York Law."Consent" shall have the meaning set forth in Section 4.4(b) and 5.5(b).

                  "Costs" shall have the meaning set forth in Section 7.11(a).

                  "Dissenters' Shares" shall have the meaning set forth in
Section 1.6.

                  "Effective Time" shall have the meaning set forth in Section 1.3.

                  "Environment" shall have the meaning set forth in Section 4.18(g).

                  "EPA" shall have the meaning set forth in Section 4.18(a).

                  "ERISA" shall have the meaning set forth in Section 4.8(a).

                  "ERISA Affiliate" has the meaning set forth in Section 4.8(a).

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended

                  "Exchange Ratio" shall have the meaning set forth in Section 3.1(a).

                  "FDIA" means the Federal Deposit Insurance Act, as amended.

                  "FDIC" means the Federal Deposit Insurance Corporation.

                  "Financial Statements" means the reviewed balance sheet and income statement (including the related notes and schedules thereto) of the Company as of September 30, 2001, attached hereto as Section 4.5 of the Disclosure Schedule.

                  "FRB" means the Board of Governors of the Federal Reserve System.

                  "GAAP" has the meaning set forth in Section 4.5.

                  "Governmental Entity" has the meaning set forth in Section 4.4(b).

                  "Hazardous Material" has the meaning set forth in Section 4.18(g).

                  "Indemnified Parties" shall have the meaning set forth in
Section 7.11(a).

                  "Intellectual Property" shall have the meaning set forth in
Section 4.15.

                  "IRS" shall have the meaning set forth in Section 4.8(b).

                  "Knowledge" or any other formulation of "knowledge" shall mean, with respect to Company, the knowledge of the Company's senior executive officers, and with respect to Buyer and Merger Subsidiary, the knowledge of Buyer's senior executive officers;

                  "Law" means any constitution, statute, order, regulation, directive, opinion, interpretive letter or embodiment of official action taken at the federal or state law by an entity having jurisdiction over one or more parties to this Agreement.

                  "Lien" shall have the meaning set forth in Section 5.4(a).

                  "Loan" shall have the meaning set forth in Section 4.26(a).

                  "Loan Property" shall have the meaning given to such term in
Section 4.18(g) of this Agreement.

                  "Material Adverse Effect" shall mean, (i) with respect to the Company taken as a whole, Buyer and its Subsidiaries taken as a whole, and any other Person (including a Person who is a borrower or guarantor of a Loan), a change or effect that is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of such Person taken as a whole, and (ii) with respect to the Company, a change or effect that results in the Company incurring or suffering any loss, cost, damage, liability or other expense which individually exceeds $25,000, or which, when aggregated with all other losses, costs, damages, liabilities or other expenses, exceeds $50,000; provided, however, that "Material Adverse Effect" shall not be deemed to include the impact of (a) any change in GAAP or in banking or similar laws, rules or regulations of general applicability to depository institutions and their holding companies (including changes in insurance deposit assessment rates applicable to financial institutions and their holding companies) or interpretations thereof by courts and governmental authorities, (b) actions and omissions of the Company or the Buyer or any Subsidiaries taken with the prior written consent of the other parties hereto, (c) changes in economic conditions affecting financial institutions generally, including, but not limited to, changes in the general level of market interest rates, and (d) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement.

                  "Merger" shall have the meaning set forth in the recitals.

                  "Merger Consideration" has the meaning set forth in Section 3.1(a).

                  "Merger Subsidiary" has the meaning set forth in the preamble to this Agreement.

                  "Nasdaq National Market" shall mean the Nasdaq National Market of the Nasdaq Stock Market Inc.

                   "New York Law" shall have the meaning set forth in Section
1.3.

                  "OCC" shall mean the Office of the Controller of the Currency.

                  "Oil" shall have the meaning set forth in Section 4.18(g).

                  "OREO" means other real estate owned as described in Section 4.26(c).

                  "Participation Facility" shall have the meaning set forth in
Section 4.18(g).

                  "Pension Plan" has the meaning set forth in Section 4.9(b).

                  "Person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act).

                  "Registration Statement" means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the Buyer Stock to be issued in connection with the transactions contemplated by this Agreement.

                  "Regulatory Authority" means any agency or department of any Federal or state government, including without limitation, the FDIC, the FRB, the Banking Department, the SEC or the respective staffs thereof.

                  "Shareholders" has the meaning set forth in the recitals.

                  "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, with the Securities and Exchange Commission by a party hereto pursuant to the Securities Laws.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission promulgated thereunder.

                  "Subsidiary" or "Subsidiaries" means, with respect to Buyer, the Company or any other person, any corporation, partnership, joint venture or other legal entity of which Buyer, the Company or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                  "Superior Proposal" has the meaning set forth in Section
7.7(b).

                  "Surviving Corporation" has the meaning set forth in Section 1.1.

                  "Takeover Proposal" has the meaning set forth in Section
7.7(a).

                  "Violation" has the meaning set forth in Section 4.4(a).

                  (b) Other Rules of Construction.

                  (i) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

                  (ii) The words "include", "including" or "includes" shall be deemed to be followed by the phrase "without limitation" or the phrase "but not limited to" in all places where such words appear in this Agreement.

                  (iii) This Agreement is the joint drafting product of Buyer and the Company and each provision has been subject to negotiation and agreement and shall not be construed for or against either party as drafter thereof.

                  (iv) Each case in this Agreement where a contract or agreement, including this Agreement, is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable Bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors' rights generally and to general equitable principles, whether applied in equity or at law.

         Section 10.9 Counterparts. This Agreement may be executed in counterparts which together shall constitute a single agreement.

         Section 10.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         IN WITNESS WHEREOF, Buyer, Merger Subsidiary and the Company have caused this

Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                    BUYER:
                                    FINANCIAL INSTITUTIONS, INC.





                                    By/s/ Peter G. Humphrey
                                    Name: Peter G. Humphrey
                                    Title: Chairman and Chief Executive Officer



                                    MERGER SUBSIDIARY:
                                    FI SUBSIDIARY III, INC.





                                    By/s/ Peter G. Humphrey
                                      ------------------------
                                    Name: Peter G. Humphrey
                                    Title: President and Chief Executive Officer



                                    COMPANY
                                    BANK OF AVOCA





                                    By/s/ Karl V. Anderson
                                      --------------------
                                    Name: Karl V. Anderson, Jr.
                                    Title: President and Chief Executive Officer

                                                                      Exhibit B


                    New York Business Corporation Law ss.623

         SS. 623. PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES. (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

         (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection sent or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

         (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph
(g) of Section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

         (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

         (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters' rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

         (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf.. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

         (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the pro posed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

         (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

                  (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

                  (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

                  (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

                  (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice laws and rules.

                  (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

                  (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

                  (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay;
(B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

                  (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

         (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be canceled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

         (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

                  (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

                  (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

                  (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

         (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

         (1) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

         (m) This section shall not apply to foreign corporations except as provided in subparagraph (e) (2) of section 907.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Under Sections 721 through 725 of the Business Corporation Law of the State of New York (the "BCL"), the Registrant has broad powers to indemnify its directors, officers and other employees. These sections (i) provide that the statutory indemnification and advancement of expenses provision of the BCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action os adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, (ii) establish procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or by-laws, or, when authorized by either of the foregoing, set forth in a resolution of the shareholders or directors of an agreement providing for indemnification and advancement of expenses, (iii) apply a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful and (iv) permit the advancement of litigation expenses upon receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification or to the extent the expenses advanced exceed the indemnification to which the director or officer is entitled. Section 726 of the BCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted.

         As permitted by Section 721 of the BCL, the Registrant's By-laws provide that the Registrant shall indemnify its officers and directors, as such, to the fullest extent permitted by applicable law, and that expenses reasonably incurred by any such officer or director in connection with a threatened or actual action or proceeding shall be advanced or promptly reimbursed by the Registrant in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if and to the extent that it is ultimately determined that such officer or director is not entitled to indemnification.

         Article EIGHTH of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall be held personally liable to the Registrant or its shareholders for damages for any breach of duty in his capacity as a director occurring after authorization of such Article EIGHTH by the shareholders unless a judgment or other final adjudication adverse to him establishes that (1) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or (2) he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (3) his acts violated section 719 of the BCL. The Registrant has entered into Indemnity Agreements with its directors and certain key officers pursuant to which the Registrant generally is obligated to indemnify its directors and such officers to the full extent permitted by the BCL as described above. The Company also has purchased directors' and officers' liability insurance.

ITEM 21.  EXHIBITS  AND FINANCIAL STATEMENT SCHEDULES.

         The following is a list of all exhibits filed or incorporated by reference as part of this Registration Statement.

                                  EXHIBIT INDEX

Exhibit
 No.              Description                               Location
----             --------------                           -----------

 3.1    Amended and Restated Certificate of       Contained in Exhibit 3.1 of
        Incorporation                             the Registrant's Registration
                                                  Statement on Form S-1 dated
                                                  June 25, 1999 (File No.
                                                  333-76865) The "S-1
                                                  Registration Statement")

 3.2    Amended and Restated Bylaws               Filed Herewith*

 5.1    Opinion of Nixon Peabody                  Filed Herewith*

10.1   1999 Management Stock Incentive Plan       Contained in Exhibit 10.1 of
                                                  the S-1 Registration Statement

10.2   1999 Directors Stock Incentive Plan        Contained in Exhibit 10.2 of
                                                  the S-1 Registration Statement

10.3   Employment Agreement for                   Filed Herewith*
         Peter G. Humphrey

10.4   Employment Agreement for                   Filed Herewith*
         Jon J. Cooper

10.5   Employment Agreement for                   Filed Herewith*
         Thomas L. Kime

10.6   Employment Agreement for                   Filed Herewith*
         John R. Koelmel

10.7   Employment Agreement for                   Filed Herewith*
         Douglas McCabe

11.1   Computation of Per Share Earnings          Contained in Exhibit 11.1 to
                                                  the Registrant's 10K Annual
                                                  Report Filed March 28, 2000

12.1   Statement Regarding Computation of Ratios  Contained in Exhibit 12.1 to
                                                  the Registrant's 10K Annual
                                                  Report Filed March 28, 2000

21.1   Subsidiaries of Financial                  Filed Herewith*
         Institutions, Inc.

23.1   Consent of KPMG LLP                        Filed Herewith

23.2   Consent of Nixon Peabody LLP               (Included in Exhibit 5.1)*

24.1   Power of Attorney                          Included in Part II of this
                                                  Registration Statement

*To be filed by amendment.



ITEM 22. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To  include  any  prospectus  required  by section  10(a)
         (3)  of the  Securities  Act of 1933,  as  amended  (the "Securities
         Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The registrant hereby further undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The registrant hereby further undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES




Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Warsaw, State of New York on January 22, 2002.

                                            FINANCIAL INSTITUTIONS, INC.


                                            /s/Peter G. Humphrey
                                            ------------------------------
                                            Peter G. Humphrey
                                            Chairman and Chief Executive Officer

                                POWER OF ATTORNEY

Know all persons by these presents that each individual whose signature appears below constitutes and appoints Peter G. Humphrey, John R. Koelmel and Ronald A. Miller, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing advisable or necessary to be done in connection with or relating to the offering covered by this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   Signature                      Title                             Date
   ---------                      -----                             -----


/s/Peter G. Humphrey     Director, President                    January 22, 2002
-------------------      and Chief Executive Officer
Peter G. Humphrey        (Principal Executive Officer)



/s/John R. Koelmel       Director and Chief Administrative      January 22, 2002
-------------------      Officer
John R. Koelmel


/s/Ronald A. Miller      Senior Vice President                  January 22, 2002
-------------------      and Chief Financial Officer
Ronald A. Miller         (Principal Financial and
                         Accounting Officer)


                         Director and Senior Vice President     January 22, 2002
-------------------
Randolph C. Brown

 /s/Jon J. Cooper        Director and Senior Vice President     January 22, 2002
-------------------
Jon J. Cooper


/s/Thomas L. Kime       Director and Senior Vice President     January 22, 2002
-------------------
Thomas L. Kime


/s/Douglas McCabe        Director and Senior Vice President     January 22, 2002
-------------------
Douglas McCabe


/s/Barton P. Dambra      Director                               January 22, 2002
-------------------
Barton P. Dambra


/s/Samuel M. Gullo       Director                               January 22, 2002
-------------------
Samuel M. Gullo


                         Director                               January 22, 2002
-------------------
W. J. Humphrey, Jr.


/s/H. Jack South         Director                               January 22, 2002
-------------------
H. Jack South


/s/John R. Tyler         Director                               January 22, 2002
-------------------
John R. Tyler


/s/Bryan G. VonHahmann   Director                               January 22, 2002
-------------------
Bryan G. VonHahmann


/s/James H. Wykcoff      Director                               January 22, 2002
-------------------
James H. Wykcoff